UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2021

SilverBox Engaged Merger Corp I

(Exact name of registrant as specified in its charter)

Delaware	001-40118	85-4169699
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1250 S. Capital of Texas Highway Building 2, Suite 285 Austin, TX		78746
(Address of principal executive offices)		(Zip Code)

(512) 575-3637

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant	SBEAU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	SBEA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SBEAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

SilverBox Engaged Merger Corp I (“SilverBox”) is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On November 2, 2021, SilverBox entered into a Business Combination Agreement (the “Business Combination Agreement”) with Authentic Brands LLC, a Delaware limited liability company (“Authentic Brands”) and the indirect parent of Black Rifle Coffee Company LLC, a Delaware limited liability company (“BRCC”), Grand Opal Investment Holdings, Inc., a Delaware corporation (“Blocker”), BRC Inc., a Delaware corporation and wholly owned direct subsidiary of SilverBox (“PubCo”), SBEA Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of PubCo (“Merger Sub 1”), and BRCC Blocker Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of SilverBox (“Merger Sub 2”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a)  SilverBox will merge with and into Merger Sub 1 (the “SilverBox Merger”), with Merger Sub 1 surviving the SilverBox Merger as a wholly owned subsidiary of PubCo; and (b) immediately following the SilverBox Merger, Merger Sub 2 will merge with and into Blocker (the “Blocker Merger” and, together with the SilverBox Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Blocker surviving as a wholly owned subsidiary of Merger Sub 1. As a result of the Business Combination, PubCo will become a new publicly-traded company, will be reorganized as a public benefit corporation and will become the managing member of Authentic Brands in an “Up-C” structure.

The Business Combination

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)

Merger Sub 1 will merge with and into SilverBox, with Merger Sub 1 surviving the SilverBox Merger as a direct wholly owned subsidiary of PubCo, and (x) each share of SilverBox’s Class A common stock, par value $0.0001 per share (“SilverBox Class A Common Stock”), and Class C common stock par value $0.0001 per share (“SilverBox Class C Common Stock”), outstanding immediately prior to the effectiveness of the SilverBox Merger being converted into the right to receive one share of PubCo’s Class A common stock, par value $0.0001 per share (“PubCo Class A Common Stock”), (y) each share of SilverBox’s Class B common stock, par value $0.0001 per share (“SilverBox Class B Common Stock,” and, collectively with the SilverBox Class A Common Stock and SilverBox Class C Common Stock, the “SilverBox Common Stock”), outstanding immediately prior to the effectiveness of the SilverBox Merger being converted into the right to receive a combination of shares of PubCo Class A Common Stock and PubCo’s Class C common stock, par value $0.0001 per share (“PubCo Class C Common Stock”), which PubCo Class C Common Stock will have no voting rights and will be restricted and convertible automatically into shares of PubCo Class A Common Stock upon the occurrence of certain events, and (z) each warrant of SilverBox outstanding immediately prior to the effectiveness of the SilverBox Merger being converted into the right to receive one warrant of PubCo (the “PubCo Warrants”), with PubCo assuming SilverBox’s obligations under the existing warrant agreement;

(ii)	immediately following the SilverBox Merger, Merger Sub 2 will merge with and into Blocker, with Blocker surviving the Blocker Merger as a direct wholly owned subsidiary of Merger Sub 1 and an indirect wholly subsidiary of PubCo and each share of common stock of Blocker outstanding immediately prior to the effectiveness of the Blocker Merger being converted into the right to receive a combination of shares of PubCo Class A Common Stock, shares of PubCo Class C Common Stock, and cash; and

(iii)

PubCo will issue to certain existing members of Authentic Brands (the “Continuing Unitholders”) shares of PubCo’s Class B common stock, par value $0.0001 per share (“PubCo Class B Common Stock”), which will have no economic rights but will entitle the holders thereof to vote on all matters on which stockholders of PubCo are entitled to vote generally, equal to the number of Company Units held by such members in Authentic Brands.

As a result of the Business Combination, among other things:

(i)	PubCo will hold limited liability company interests in Authentic Brands (“Company Units”) and will be the managing member of Authentic Brands; and

(ii)

the Continuing Unitholders will hold (i) non-voting Company Units that are exchangeable on a one-for-one basis for shares of PubCo Class A Common Stock (subject to surrendering a corresponding number of shares of PubCo Class B Common Stock for cancellation), (ii) restricted Company Units that will be subject to vesting, forfeiture and certain other conditions as specified in the limited liability company agreement of Authentic Brands, and (iii) a number of shares of PubCo Class B Common Stock corresponding to the number of Company Units held.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (a) approval of the Business Combination and related agreements and transactions by the SilverBox stockholders, the Authentic Brands members and the Blocker stockholders, (b) effectiveness of the proxy / registration statement on Form S-4 (the “Registration Statement”) to be filed by PubCo in connection with the Business Combination, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on the New York Stock Exchange (“NYSE”) or The Nasdaq Stock Market LLC (“Nasdaq”), as applicable, the shares of PubCo Class A Common Stock to be issued in connection with the Business Combination, (e) that SilverBox have at least $5,000,001 of net tangible assets upon the consummation of the closing of the Business Combination (the “Closing”), (f) the absence of any injunctions, and (g) at least 5,000,000 shares of PubCo Class A Common Stock shall be publicly held shares (within the meaning of applicable listing rules). Other conditions to Authentic Brands’ obligations to consummate the Business Combination include, among others, (i) that the aggregate cash proceeds available for release to SilverBox from SilverBox’s trust account (after giving effect to all redemptions of shares of SilverBox Class A Common Stock), plus gross proceeds from the PIPE Investment and the Forward Purchase Investment (each as defined below), shall be equal to or greater than $300,000,000, before deduction of any transaction expenses or other uses contemplated by the Business Combination Agreement; (ii) the accuracy of the representations and warranties of SilverBox as of the Closing; (iii) the performance or compliance of each SilverBox covenant in all material respects as of or prior to the Closing; and (iv) receipt of a certificate signed by a SilverBox authorized officer certifying the satisfaction of the preceding clauses (ii) and (iii).

Covenants

The Business Combination Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Authentic Brands to prepare and deliver to SilverBox certain audited and unaudited consolidated financial statements of Authentic Brands, (iv) PubCo and SilverBox to prepare, with the assistance of Authentic Brands, and PubCo to file, the Registration Statement and take certain other actions to obtain the requisite approval of SilverBox stockholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by SilverBox and Authentic Brands. The representations and warranties of the respective parties to the Business Combination Agreement generally will not survive the closing of the Business Combination.

Termination

The Business Combination Agreement contains certain termination rights for both SilverBox and Authentic Brands including (but not limited to) that the Business Combination Agreement may be terminated at any time prior to the consummation of the Business Combination (i) by mutual written consent of SilverBox and Authentic Brands, (ii) by written notice from either SilverBox or Authentic Brands to the other if certain approvals of the SilverBox stockholders, to the extent required under the Business Combination Agreement, are not obtained as set forth therein, (iii) by written notice from SilverBox, if certain approvals of the Authentic Brands members or the Blocker stockholders, to the extent required under the Business Combination Agreement, are not obtained within two (2) business days after the Registration Statement is declared effective, (iv) by either SilverBox or Authentic Brands in certain other circumstances set forth in the Business Combination Agreement, including, among others, (a) if the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order, (b) in the event of certain uncured breaches by the other party, (c) if the SilverBox stockholders do not approve the Business Combination or (d) if the Closing has not occurred on or before seven (7) months after the date of the Business Combination Agreement.

Certain Related Agreements

PIPE and Backstop Subscription Agreements

On November 2, 2021, concurrently with the execution of the Business Combination Agreement, SilverBox entered into subscription and backstop agreements (the “PIPE Subscription Agreements”) with various accredited investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for up to 20,000,000 shares of SilverBox Class C Common Stock at a price of $10.00 per share or an aggregate purchase price of up to $200 million (the “PIPE Investment”), consisting of (i) 10,000,000 shares to be purchased and issued prior to the Closing and (ii) up to an additional 10,000,000 shares to be purchased and issued prior to the Closing to the extent that the SilverBox Shareholder Redemptions exceed $100,000,000.

The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is conditioned upon, among other things, (i) there not being in force any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated thereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated thereby and no such court or governmental authority having instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition, and (ii) the conditions precedent to the closing of the Business Combination shall have been satisfied or waived. The closing of the subscriptions under the PIPE Subscription Agreements will occur on the business day immediately preceding the consummation of the SilverBox Merger. The PIPE Subscription Agreements provide that, in the event that the PIPE Shares are not registered in connection with the Business Combination, PubCo, upon assumption of SilverBox’s rights and obligations under the PIPE Subscription Agreements, is required to file with the SEC, within thirty (30) business days after the consummation of the Business Combination, a registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) ninety (90) calendar days following the closing date (or, in the event the SEC reviews and has written comments to the registration statement, the one hundred twentieth (120th) calendar day following the closing date) and (ii) the tenth (10th) business day after the date PubCo is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the closing of the PIPE Investment or in the future as a result of, or arising out of, the PIPE Subscription Agreements against SilverBox, including with respect to the trust account. The PIPE Subscription Agreements will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of SilverBox and the applicable PIPE Investor, and (iii) by the applicable Subscriber if the closing of the PIPE Investment has not occurred by the Termination Date (as defined in the Business Combination Agreement), provided such PIPE Investor’s breach was not the proximate cause for such closing to fail to occur by such date.

Amended and Restated Forward Purchase Agreement

On November 2, 2021, concurrently with the execution of the Business Combination Agreement, SilverBox entered into the Amended and Restated Forward Purchase Agreement (the “Forward Purchase Agreement”) with Engaged Capital, LLC (“Engaged Capital”), a member of SilverBox’s sponsor, in its capacity as investment advisor on behalf of investment funds and accounts managed by Engaged Capital (collectively, the “Forward Purchase Investors”), and Authentic Brands, pursuant to, and on the terms and subject to the conditions of, which the Forward Purchase Investors have collectively subscribed for 10,000,000 shares of SilverBox Class C Common Stock (the “Forward Purchase Shares”) at a price of $10.00 per share or an aggregate purchase price of $100,000,000 (the “Forward Purchase Investment”).

The obligation of the parties to consummate the purchase and sale of the Forward Purchase Shares is conditioned upon, among other things, (i) all conditions precedent to the consummation of the Business Combination pursuant to the Business Combination Agreement having been satisfied or waived, (ii) there not being any order, writ, judgment, injunction, decree, determination, or award entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and any other legal restraint or prohibition in effect, preventing the purchase by the Forward Purchase Investors of the Forward Purchase Shares, (iii) all representations and warranties of each Forward Purchase Investor and SilverBox in the Forward Purchase Agreement being true and correct in all material respects as of the closing date of the consummation of the subscriptions contemplated under the Forward Purchase Agreement and (iv) SilverBox having performed, satisfied or complied in all material respects with the covenants and other agreements required by the Forward Purchase Agreement. The closing of the Forward Purchase Investment will occur concurrently with closing of the PIPE Investment.

The Forward Purchase Agreement will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, and (ii) upon the mutual written agreement of SilverBox and the Forward Purchase Investors.

Sponsor Letter Agreement

On November 2, 2021, concurrently with the execution and delivery of the Business Combination Agreement, SilverBox entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), with SilverBox Engaged Sponsor LLC (the “Sponsor”), PubCo and Authentic Brands, pursuant to which the Sponsor has unconditionally and irrevocably agreed to, among other things: (a) vote at any meeting of the stockholders of SilverBox, and in any action by written resolution of the stockholders of SilverBox, all of the SilverBox Class B Common Stock held by the Sponsor to approve the Business Combination and all related transactions and proposals; (b) withhold consent with respect to any matter, action or proposal that would reasonably be expected to result in a material breach of any of SilverBox’s covenants, agreements or obligations under the Business Combination Agreement, or any of the Closing conditions not being satisfied; (c) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate that the SilverBox Class B Common Stock held by the Sponsor will convert into SilverBox Class A Common Stock in connection with the Business Combination and related transactions, including the PIPE Investment; (d) forfeit 1,158,500 shares of PubCo Class A Common Stock at the Closing, and that after the Closing an aggregate of 1,241,250 shares of PubCo Class C Common Stock will be non-transferrable and remain subject to forfeiture and cancellation; (e) donate 332,500 shares of PubCo Class A Common Stock to the BRCC Fund, a 501(c)(3) nonprofit organization (the “BRCC Fund”), and, subject to certain current Authentic Brands equityholders concurrently collectively donating at least 100,000 shares of Pubco Class A Common Stock to the BRCC Fund, donate an additional 100,000 shares of PubCo Class A Common Stock (or, at their election, Company Units) to the BRCC Fund; (f) forfeit up to 2,068,750 shares of SilverBox Class B Common Stock to the extent the aggregate cash proceeds available for release to SilverBox from SilverBox’s trust account (after giving effect to all redemptions of shares of SilverBox Class A Common Stock), plus gross proceeds from the PIPE Investment and the Forward Purchase Investment, is less than $445,000,000, with (x) a corresponding decrease in the number of Company Units held by PubCo and (y) a corresponding increase in the number of Company Units held by the Continuing Unitholders; and (g) certain provisions with respect to restricted PubCo shares to be held by Sponsor, including with respect to conversion, dividends and potential cancellation and forfeiture; in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Transaction Support Agreements

On November 2, 2021, concurrently with the execution and delivery of the Business Combination Agreement, SilverBox, PubCo, Authentic Brands and Blocker entered into Transaction Support Agreements (collectively, the “Transaction Support Agreements”) with certain Authentic Brands members and Blocker stockholders. Pursuant to the Transaction Support Agreements, Authentic Brands members and the Blocker stockholders agreed to, among other things, vote to adopt and approve, as soon as reasonably practicable after (but no later than two business days after) the effectiveness of the Registration Statement, the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Transaction Support Agreements, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Business Combination, the Business Combination Agreement or the Transaction Support Agreements or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.

Pursuant to the Transaction Support Agreements, Authentic Brands members and Blocker stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Business Combination Agreement, (b) when any meeting of Authentic Brands members or Blocker stockholders (as applicable) is held, appear at such meeting or otherwise cause the Authentic Brands member’s and Blocker stockholder’s Covered Securities (as defined in the Transaction Support Agreements) to be counted as present thereat for the purposes of establishing a quorum and (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under Authentic Brands’ organizational documents or Blocker’s organizational documents (as applicable).

Investor Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, the Sponsor, Evan Hafer (the “BRCC Founder”), the Forward Purchase Investors, and certain other equityholders of PubCo will enter into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among others, so long as the BRCC Founder and the Forward Purchase Investors continue to own a specified percentage of PubCo Class A Common Stock and/or Company Units, then such holder will have the right to designate for nomination by the board of directors the number of candidates for election to the board of directors specified in the Investor Rights Agreement. In addition, for a period of five years following the Closing, the Sponsor and the Forward Purchase Investors agree to vote as directed by the Founder on the election and removal of directors. The Investor Rights Agreement also provides that certain specific action as set forth therein shall be approved by a vote of two thirds of the directors then in office.

In addition, the Investor Rights Agreement provides that PubCo will agree to register for resale, certain shares of PubCo Class A Common Stock and other equity securities of PubCo that are held by the parties thereto from time to time. The Investor Rights Agreement provides for underwritten offerings and piggyback registration rights, in each case subject to certain limitations set forth therein.

Under the Investor Rights Agreement, the stockholders party thereto will agree to a six-month lock-up from the Closing, subject to certain exceptions.

Tax Receivable Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, Authentic Brands and the Agent (as defined the Tax Receivable Agreement) will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”), pursuant to which, among other things, PubCo will pay to certain parties thereto 85% of certain tax benefits, if any, that PubCo realizes.

A copy of the Business Combination Agreement, the form of PIPE Subscription Agreement, the Forward Purchase Agreement, the Sponsor Letter Agreement, the form of Transaction Support Agreement, the form of Investor Rights Agreement and the form of Tax Receivable Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5 and Exhibit 10.6 respectively, and the foregoing description of each of the Business Combination Agreement, the form of PIPE Subscription Agreement, the Forward Purchase Agreement, the Sponsor Letter Agreement, the form of Transaction Support Agreement, the form of Investor Rights Agreement and the form of Tax Receivable Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement, the form of PIPE Subscription Agreements, the Forward Purchase Agreement, the Sponsor Letter Agreement, the form of Transaction Support Agreement, the form of Investor Rights Agreement and the form of Tax Receivable Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about SilverBox or its affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, the PIPE Subscription Agreements, the Forward Purchase Agreement, the Sponsor Letter Agreement, the Transaction Support Agreements, the Investor Rights Agreement, the Tax Receivable Agreement and the other documents related thereto were made only for purposes of the Business Combination Agreement or such other agreement (as applicable) as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, the PIPE Subscription Agreements, the Forward Purchase Agreement, the Sponsor Letter Agreement, the Transaction Support Agreements, the Investor Rights Agreement and the Tax Receivable Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement, the PIPE Subscription Agreements, the Forward Purchase Agreement, the Sponsor Letter Agreement, the Transaction Support Agreement, the Investor Rights Agreement or the Tax Receivable Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Public investors are not third-party beneficiaries under the Business Combination Agreement, the PIPE Subscription Agreements, the Forward Purchase Agreement, the Sponsor Letter Agreement, the Transaction Support Agreements, the Investor Rights Agreement or the Tax Receivable Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, the PIPE Subscription Agreements, the Forward Purchase Agreement, the Sponsor Letter Agreement, the Transaction Support Agreements, the Investor Rights Agreement or the Tax Receivable Agreement, as applicable, which subsequent information may or may not be fully reflected in the SilverBox’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment and the Forward Purchase Investment is incorporated by reference in this Item 3.02. The PIPE Subscribed Shares to be issued in connection with the PIPE Investment and the Forward Purchase Shares to be issued in connection with the Forward Purchase Investment will not be registered under the Securities Act of 1933 (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On November 2, 2021, SilverBox and Authentic Brands issued a joint press release (the “Joint Press Release”) announcing the execution of the Business Combination Agreement. The Joint Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On November 2, 2021, SilverBox issued a press release (the “SilverBox Press Release”) containing a letter to its stockholders and partners regarding the proposed business combination. The SilverBox Press Release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

On November 2, 2021, BRCC posted frequently asked questions on its website regarding the proposed business combination. A copy of that document is furnished as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated by reference herein.

On November 2, 2021, BRCC sent letters to BRCC’s employees, investors, partners and other stakeholders providing information about the proposed business combination. A copy of the letters is furnished as Exhibit 99.4 to this Current Report on Form 8-K and is incorporated by reference herein.

On November 2, 2021, BRCC, Evan Hafer, Mat Best, Logan Stark, certain BRCC investors and certain BRCC staff posted on their social media platforms, including on Twitter and LinkedIn, regarding the announcement of the proposed business combination. A copy of the posts are furnished as Exhibit 99.5 to this Current Report on Form 8-K and is incorporated herein by reference.

Attached as Exhibit 99.6 and incorporated herein by reference is the investor presentation for use by SilverBox in meetings with certain of its stockholders as well as other persons with respect to SilverBox’s proposed transaction with Authentic Brands, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.7 and incorporated herein by reference is the transcript from a recording first made available on November 2, 2021, in which executives from SilverBox and Authentic Brands discuss the Business Combination.

Attached as Exhibit 99.8 and incorporated herein by reference is a transcript of the BRCC video presentation.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SilverBox under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8.

Forward-Looking Statements

Certain statements in this Current on Form 8-K are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K.

Additional Information about the Proposed Business Combination and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

99.1	Joint Press Release dated as of November 2, 2021
99.2	SilverBox Press Release dated as of November 2, 2021
99.3	Frequently Asked Questions
99.4	Letters to Employees, Investors and Other Stakeholders dated as of November 2, 2021
99.5	Social Media Posts dated as of November 2, 2021
99.6	Investor Presentation
99.7	Transcript of Recorded Investor Presentation
99.8	Transcript of BRCC Introduction Video
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 2, 2021

SILVERBOX ENGAGED MERGER CORP I

By:	/s/ Daniel E. Esters
Name:	Daniel E. Esters
Title:	Chief Financial Officer

Exhibit 99.1

Black Rifle Coffee Company, a Rapidly Growing Premium Coffee Company and Lifestyle Brand with a Mission to Better the Lives of Veterans, Active-Duty Military and First Responders, to Go Public via Combination with SilverBox Engaged Merger Corp I

Combination Positions BRCC to Accelerate Growth, Deepen Customer Engagement, and Drive Greater Impact for all Stakeholders

●	Mission-Driven Consumer Brand with Loyal Customer Base. BRCC, which is founded and led by Veterans of America’s armed services, is a rapidly growing coffee company with an incredibly loyal and expanding community of more than 1.9 million lifetime consumers, 270,000+ active coffee club subscribers, and a large and growing social media following.

●	Strong Financial Profile and Growth Trajectory. BRCC is a highly scalable platform that is gaining market share and delivering strong financial results – 2021 revenue is estimated to grow approximately 40% to $230 million, with projected gross margins of approximately 40%.

●	Proven Omnichannel Growth Strategy. BRCC is achieving multi-channel expansion through direct-to-consumer subscriptions, branded coffee shops, ready-to-drink products at major national outlets, and increased wholesale distribution.

●	New Capital to Fuel Further Growth. The proposed combination would place up to $225 million of additional cash on BRCC’s balance sheet to further accelerate growth.

●	Alignment of Interests with Shareholders. BRCC’s founders, management and existing equity holders will maintain substantial interests in the Company, with shares subject to forfeiture based on performance. SilverBox-Engaged has also tied sponsor interests to BRCC’s growth and returns.

•	Significant Capital Commitments and Certainty of Closing. Fully financed transaction, with $300 million in common equity commitments at $10.00 per share with an innovative backstop feature, including $100 million committed from Engaged Capital.

●	BRCC’s Mission and Reorganization as a Public Benefit Corporation. BRCC and SilverBox-Engaged together will donate more than 530,000 shares, which would be valued at approximately $5.3 million at $10 per share to the BRCC Fund– the Company’s Foundation that supports its mission of bettering the lives of Veterans. BRCC will also reorganize as a Public Benefit Corporation.

•	Investor Conference Call and Presentation. A webcast of a conference call with BRCC and SBEA leadership, as well as an associated investor presentation, is accessible at www.blackriflecoffee.com/investor-relations and at www.sbcap.com/silverbox-engaged-merger-corp-i

SALT LAKE CITY, UTAH & AUSTIN, TEXAS – November 2, 2021 -- Black Rifle Coffee Company (“Black Rifle Coffee,” “BRCC” or the “Company”), a rapidly growing and mission-driven premium coffee company founded to support Veterans, active-duty military, first responders and serve a broad customer base by connecting consumers with great coffee and a unique brand experience, today announced its plan to go public via a business combination with SilverBox Engaged Merger Corp I (NASDAQ: SBEA) (“SBEA” or “SilverBox-Engaged”), which is sponsored by SilverBox Capital LLC (“SilverBox Capital”) and Engaged Capital LLC (“Engaged Capital”), who have collaborated to create an alternative asset management platform. Once the proposed transaction is closed, the combined company will be named BRC Inc.

The proposed business combination will place up to $225 million in cash on BRCC’s balance sheet to accelerate the implementation of its digital-first, omnichannel strategy and support continued rapid growth. At $10 per share, the transaction values Black Rifle Coffee at a pro forma enterprise value of approximately $1.7 billion – representing approximately four times projected 2023 revenues – an extremely compelling valuation and discount for a company that benchmarks favorably to its growth peers.

Evan Hafer, Chief Executive Officer and Founder of Black Rifle Coffee Company, said, “From the time I was a one-man operation in my garage with nothing more than a 1-pound roaster, I wanted to use coffee as a means of bringing people together around the common idea of honoring those who serve this great nation. We founded Black Rifle Coffee to serve the highest quality coffee while supporting Veterans and their families. As a company founded and led by Veterans, serving these communities drives everything we do. I’m so proud to join with the SBEA team and have the confidence of investors such as Engaged Capital. They’re completely in support of our mission and they’ve aligned their financial interests with our Company’s performance. This combination will provide the capital BRCC needs to grow, serve great coffee, and move us closer to our goal of hiring 10,000 Veterans as we open more stores nationwide.”

Joe Reece, Executive Chairman of SBEA, added, “When SBEA went public earlier this year, we made a commitment to our investors and partners to identify a fundamentally sound business with high-integrity leadership and a strong growth trajectory. We have made good on that commitment by entering into this merger agreement with BRCC. Evan and the rest of the BRCC team have built a powerful consumer brand that is achieving impressive revenue growth and gross margins while catalyzing positive impact across the long-underserved Veteran and first responder communities. We have aligned our sponsor interests to BRCC’s performance because we are such strong believers in the Company’s future as it gains the capital necessary to accelerate its growth, expand its offerings, consistently delight customers and give back to the communities in which it operates. The entire SilverBox-Engaged team is proud to partner with BRCC.”

ADDITIONAL HIGHLIGHTS:

BRCC is a Rapidly Growing Lifestyle Consumer Brand with a Deeply Passionate and Loyal Customer Base. Consumers today are increasingly choosing companies that align with their values. Black Rifle Coffee is a rapidly growing, Veteran founded coffee company with an incredibly loyal and quickly expanding community of more than 1.9 million lifetime consumers, 270,000+ active coffee club subscribers, and a large and growing social media following. Since its founding in 2014, BRCC has held an unwavering commitment to supporting active military, Veterans, first responders, and those who love America. BRCC does this through coffee donations to active duty servicemembers, philanthropic donations to community organizations, and employment, educational, and training support for Veterans. Additionally, a portion of BRCC’s profits on select products are donated to law enforcement, firefighter, and first responder causes directly.

Strong Financial Growth Trajectory. BRCC’s authentic brand and enthusiastic customer base have driven impressive financial results. Total revenue increased from $82 million in 2019 to $164 million in 2020, representing growth of 100%. The direct-to-consumer business grew from $66 million in 2019 to $126 million in 2020, representing growth of 92%, and the wholesale business has grown from $9 million in 2019 to $24 million in 2020, representing growth of 182%. The retail coffee shop ‘Outpost’ business started in 2020 for company owned stores and since then have contributed $3 million to top-line growth. In addition, BRCC is growing profitably with attractive gross margins, increasing gross profit from $36 million in 2019 to $69 million in 2020 – representing a 94% increase.

Digitally Native Omnichannel Growth Strategy. Black Rifle Coffee reaches its customers across several channels – including a direct-to-consumer business, on-the-go through its ready-to-drink business, within their community at the company’s retail “Outpost” stores, and at their favorite national retailers through a robust and growing wholesale business.

▪	Direct-to-Consumer: The direct-to-consumer business includes subscription and non-subscription sales via BRCC’s website, as well as sales through third party digital marketplaces. The subscription business has grown at a 218% CAGR since inception and includes 270,000+ active coffee club subscribers as of June 30, 2021. The subscription business provides a recurring revenue stream with strong customer retention, as evidenced through a monthly subscriber churn rate of approximately 3.5% which is well below the industry average of approximately 10%.

▪	Outposts: BRCC’s Outpost business includes sales through both company-operated and franchised retail coffee shops. As of June 30, 2021, the Company has seven Outposts, including three Company-operated and four franchised locations, with nine additional locations expected by fiscal year end 2021. Outposts provide an immersive retail experience to BRCC customers, including showcasing its brand and premium products and building a community around the commitment to the active military, Veterans, first responders and those who love America.

▪	Wholesale: BRCC’s wholesale business includes sales of coffee products, including the rapidly growing ready-to-drink coffee beverage product, available through major national outlets including Speedway, 7-Eleven, Sam’s Club, Walmart, H-E-B, Sheetz, EG Group and Kum & Go; and sales of coffee, merchandise, and gear through lifestyle retail outlets, including Bass Pro Shops, Cabela’s, Scheels and 5.11 Tactical, often as the exclusive provider of coffee. BRCC’s ready-to-drink coffee beverage product has grown to be a top 4 brand in its $4 billion category since its launch approximately 18 months ago.

New Capital to Fuel Growth. This transaction is expected to provide up to $225 million in cash to support BRCC’s continued growth, including: driving brand awareness to grow the direct-to-consumer business; expanding the ready-to-drink product line and broadening distribution; extending the Outpost footprint from the seven current locations as of June 30, 2021, to a target of 78 in 2023; investing to enhance the Company’s technology infrastructure, including its e-commerce platform and mobile app capabilities; and helping support the continued hiring of Veterans.

Strong Alignment of Interests with Shareholders. This transaction aligns the interests of existing shareholders and investors. BRCC founders, management, and existing BRCC equityholders will continue to own a substantial percentage of the combined company. BRCC’s founders, management team and existing equityholders have agreed to further align interests by subjecting 20 million shares to forfeiture, with 10 million shares to be forfeited if the combined company’s stock price does not appreciate at least 50%, and an additional 10 million shares to be forfeited if the stock price does not appreciate at least 100%. SilverBox-Engaged’s founders share the same belief in partnership, and therefore are subjecting approximately 1.2 million founder shares to forfeiture based on the same return thresholds. Lastly, SilverBox-Engaged’s founders will donate more than 430,000 shares, or approximately $4.3 million at $10 per share to the BRCC Fund, which reflects their support for BRCC’s mission to hire and support veterans and first responders.

Certainty of Closing and Innovative Backstop Financing Structure. This is a fully financed transaction, with $300 million in common equity commitments from a group of investors led by a $100 million commitment from Engaged Capital, that will satisfy the minimum cash condition in the business combination agreement. These commitments include a unique backstop feature whereby this group of investors have provided flexibility in the total amount of capital to be funded, with the actual amount funded at closing between $200 million and $300 million.

The BRCC Mission – Public Benefit Corporation. BRCC plans to reorganize as a public benefit corporation, to reinforce and help drive its mission of serving Veterans, active-duty military, and first responders, with a majority of directors to be Veterans. Further reflecting the alignment of their vision for the Company, Black Rifle Coffee and SBEA jointly will donate 530,000 shares to the BRCC Fund to help further the Company’s mission.

Hafer also noted Black Rifle Coffee’s pending reorganization as a public benefit corporation, saying, “Veterans account for about 7% of the U.S. population, but their underemployment rate is much higher. They suffer from more mental health issues, with approximately 20 veterans committing suicide every day. There are also around 50,000 homeless Veterans. As a company and individually, we’ve been working with a number of Veterans organizations who are providing help but now going public as a public benefit corporation will allow us to do so much more. I am grateful for SBEA’s partnership and shared vision because together we will increase our philanthropic efforts, create more jobs for Veterans, and help them become business owners. This is why we started Black Rifle Coffee.”

Transaction Overview

The transaction has been approved unanimously by the Board of Directors of both SBEA and Authentic Brands, LLC. It is expected to close during the first quarter of 2022, subject to customary closing conditions being satisfied.

The transaction values the combined company, to be renamed BRC Inc. upon closing, at a pro forma enterprise value of approximately $1.7 billion at $10 per share, representing approximately four times the Company’s projected 2023 revenues. The transaction is expected to place up to $225 million on Black Rifle Coffee’s balance sheet to accelerate the Company’s growth and will be funded by a combination of up to $345 million of cash held in the trust account of SBEA (assuming no redemptions of SBEA’s Class A common stock), and equity commitments totaling $300 million (the “Equity Commitments”) at $10 per common share from various accredited investors, including a $100 million commitment from Engaged Capital. The actual amount funded at closing from the investor group will be between $200 million and $300 million based on the amount of cash retained from SBEA’s trust account such that the total amount of capital available from SBEA at closing will be up to $545 million but no less than $300 million, which will satisfy the minimum cash condition in the business combination agreement.

Black Rifle Coffee’s founders, management team and existing equityholders have agreed to align their interests with new shareholders, including by subjecting 20 million shares to forfeiture with 10 million shares to be forfeited if the combined company’s stock price performance does not appreciate at least 50% within five years and an additional 10 million shares to be forfeited if the stock price does not appreciate at least 100% within seven years. SBEA’s sponsor has also agreed to forfeit approximately 1.2 million founder shares, subject approximately 1.2 million founder shares to forfeiture based on the aforementioned stock performance hurdles, and additionally subject approximately 2.1 million founder shares to a downward adjustment in the event that the gross proceeds available at closing, including cash retained from SBEA’s trust account, and proceeds from the Equity Commitments (before deductions) is less than $445 million.

Further information related to the proposed combination, including a copy of the business combination agreement and other important materials, will be filed by SilverBox-Engaged on Form 8-K with the U.S. Securities and Exchange Commission.

Investor Call and Presentation

A webcast of a conference call with BRCC and SBEA leadership, as well as an associated investor presentation, is accessible at www.blackriflecoffee.com/investor-relations and www.sbcap.com/silverbox-engaged-merger-corp-i. Interested parties may also listen to the prepared remarks call via telephone by dialing (844) 512-2921, or for international callers, (412) 317-6671 and entering pin number: 147469. The replay of the conference call will be available via telephone through 11:59 pm ET on November 16, 2021.

Advisors

William Blair is serving as Lead Financial Advisor, and BDT & Company, LLC is serving as Financial Advisor to Black Rifle Coffee Company.

Citigroup and Deutsche Bank Securities Inc. are serving as Lead Capital Markets Advisors, and Guggenheim Securities, LLC, Raymond James & Associates, Inc., Truist Securities, Inc., D.A. Davidson & Co. and Telsey Advisory Group are serving as Capital Markets Advisors to SBEA.

Kirkland and Ellis LLP is serving as legal counsel to Black Rifle Coffee Company.  Paul Hastings is serving as legal counsel to SBEA.

About Black Rifle Coffee Company

Black Rifle Coffee Company (BRCC) is a Veteran-founded coffee company serving premium coffee to people who love America. Founded in 2014 by Green Beret Evan Hafer, Black Rifle develops their explosive roast profiles with the same mission focus they learned while serving in the military. BRCC is committed to supporting Veterans, active-duty military, first responders and the American way of life. With every purchase made, they give back.

To learn more about BRCC, visit www.blackriflecoffee.com, follow BRCC on social media, or subscribe to Coffee or Die Magazine's daily newsletter at https://coffeeordie.com/presscheck-signup.

About SilverBox Engaged Merger Corp I and SilverBox Capital

SilverBox Engaged Merger Corp I (“SBEA” or “SilverBox-Engaged”) is a special purpose acquisition company (“SPAC”) formed as a part of a long-term vision shared by SilverBox Capital LLC and Engaged Capital LLC to create an institutional platform intended to sponsor a series of SPACs. SBEA completed its $345 million initial public offering in March 2021 and its stock currently trades on NASDAQ under the ticker “SBEA.” The SilverBox-Engaged team, together with a robust advisory group of well-known seasoned operating executives from varied industries, provides collective multi-faceted expertise, investing and operating experience, and a broad network of relationships to source, evaluate, and execute potential transactions. Learn more at www.sbcap.com.

About Engaged Capital

Engaged Capital, LLC (“Engaged Capital”) is an investment advisor with a private equity-like investing style in the U.S. public equity markets. Engaged Capital seeks to help build sustainable businesses that create long-term shareholder value by engaging with and bringing an owner’s perspective to the managements and boards of undervalued public companies and working with them to unlock the embedded value within their businesses. Engaged Capital manages approximately $1.5 billion of institutional capital with a focus on delivering superior, long-term, risk-adjusted returns for our limited partners. Engaged Capital was established in 2012 and is based in Newport Beach, California. Learn more at www.engagedcapital.com.

Contact Information

For inquiries regarding Black Rifle Coffee Company, please contact:

Media

For Black Rifle Coffee Company, please contact TrailRunner International: Pat Shortridge, (651) 491-6764; pats@trailrunnerint.com

For SilverBox Engaged Merger Corp I, SilverBox Capital LLC and Engaged Capital LLC please contact MKA; Greg Marose / Charlotte Kiaie, (646) 386-0091; gmarose@mkacomms.com / ckiaie@mkacomms.com

Investors

For investor inquiries regarding Black Rifle Coffee Company please contact: ICR for BRCC: BlackrifleIR@icrinc.com

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SBEA. Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Exhibit 99.2

SilverBox Engaged Merger Corp I Issues Letter to
Investors and Partners Regarding Proposed
Combination with Black Rifle Coffee Company

November 02, 2021 [06:10] AM Eastern Daylight Time

AUSTIN, TX--(BUSINESS WIRE)--SilverBox Engaged Merger Corp I (NASDAQ: SBEA) today issued the following open letter to its investors and partners:

Dear Investors and Partners,

We are very pleased to announce that SilverBox Engaged Merger Corp I (“SBEA,” “SilverBox-Engaged” or “we”) has agreed to enter into a business combination with Black Rifle Coffee Company (“BRCC” or the “Company”). By combining with BRCC, we believe we are providing a unique opportunity to become shareholders of a dynamic, high-growth and mission-oriented consumer business that has valuable recurring revenue and a long runway for expansion in a $45 billion addressable market. Based on four months of exhaustive analysis and diligence, we firmly believe BRCC can be a source of exceptional long-term returns as well as a catalyst for positive impact within the often-underserved veteran and first responder communities.

The SilverBox-Engaged team has a proven track record of helping companies achieve superior value in the public markets. We want to underscore that our principals took a deliberate, thoughtful approach to reaching this merger with BRCC. Rather than attempting to hastily execute a transaction, as some SPACs have done, or languishing, as others have done, we focused on balancing urgency and selectivity throughout our investment screening process. We identified and evaluated roughly 200 quality merger candidates before selecting BRCC as the ideal target and opportunity. We subsequently devoted considerable effort, time and resources to robust due diligence before negotiating and entering into a definitive agreement with BRCC, allowing us to announce this high-quality transaction about eight months after SBEA’s initial public offering.

This transaction, which represents a significant milestone for all of our team members and stakeholders, also reflects our focus on fulfilling the important commitments made to you during our roadshow. These include:

1.	We would treat our investors as partners – not counterparties;

2.	We would look to buy fundamentally sound companies with strong growth trajectories – not businesses that were so early stage that they had no real track records; and

3.	As an experienced SPAC sponsor, we would draw on our team’s deep expertise and leverage our partners’ additive capabilities and relationships.

Maintaining investor confidence and trust will always be our top priority. In this spirit, we are taking the opportunity to elaborate on how we have executed on our commitments in recent months:

•	PARTNERS, NOT COUNTERPARTIES. Our belief in BRCC and its talented team of aligned leaders is so high that we are investing more than $100 million into this transaction via a forward purchase agreement with Engaged Capital and through the infusion of additional capital from SilverBox-Engaged’s principals. Moreover, we are further aligning our interests with shareholders by subjecting 7.5% of our founder shares to forfeiture if the combined company’s share price does not appreciate at least 50% and another 7.5% to forfeiture if the price does not appreciate at least 100%. Additionally, BRCC’s founders and management team share our belief in partnership and are subjecting 20 million shares to forfeiture if the same return thresholds are not achieved. Lastly, SilverBox-Engaged’s principals will donate more than 430,000 shares, or $4.3 million at $10 per share to the BRCC Fund, reflecting our support for BRCC’s mission to hire and support veterans and first responders.

1

•	A FUNDAMENTALLY STRONG COMPANY WITH RECURRING REVENUE AND SIGNIFICANT GROWTH POTENTIAL. BRCC is a digitally native, omni-channel business that is serving a loyal customer base in a massive addressable market. With projected revenues of more than $230 million in 2021 and $311 million in 2022, we believe BRCC already has the right foundation for sustainable growth. The Company benefits from a proven management team, high consumer loyalty, a relentless focus on execution and a mission-driven philosophy that resonates with a growing number of coffee drinkers. Further, with a capital efficient financial model, attractive gross margins, and significant white space in targeted geographic markets, we expect that BRCC will be able to sustain meaningful revenue growth while continuing to pragmatically expand operations across high-potential regions.

•	INNOVATIVE INSTITUTIONAL EXECUTION. With our partners at Engaged Capital, we have created an innovative backstop structure that eliminates the risk of a successful closing to both BRCC and our existing investors. With up to $300 million of capital committed through a PIPE and backstop, the minimum cash condition that we agreed to with the Company is already met. Engaged Capital has committed $100 million to this structure to provide significant institutional leadership. Therefore, BRCC will have sufficient capital to support the growth plans laid out in the Company’s roadshow.

After completing months of due diligence, we have significant conviction in the quality of this opportunity. We look forward to having you join us in this investment, which presents a compelling opportunity to realize attractive financial returns while supporting our military, veterans and first responders.

On behalf of the entire SilverBox-Engaged team, we thank you for your partnership and support.

Sincerely,

Joe Reece

Executive Chairman

Steve Kadenacy

Chief Executive Officer

***

About SilverBox Engaged Merger Corp I and SilverBox Capital

SilverBox Engaged Merger Corp I (“SBEA” or “SilverBox-Engaged”) is a special purpose acquisition company (“SPAC”) formed as a part of a long-term vision shared by SilverBox Capital LLC and Engaged Capital LLC to create an institutional platform intended to sponsor a series of SPACs. SBEA completed its $345 million initial public offering in March 2021 and its stock currently trades on NASDAQ under the ticker “SBEA.” The SilverBox-Engaged team, together with a robust advisory group of well-known seasoned operating executives from varied industries, provides collective multi-faceted expertise, investing and operating experience, and a broad network of relationships to source, evaluate, and execute potential transactions. Learn more at www.sbcap.com.

2

About Engaged Capital

Engaged Capital, LLC (“Engaged Capital”) is an investment advisor with a private equity-like investing style in the U.S. public equity markets. Engaged Capital seeks to help build sustainable businesses that create long-term shareholder value by engaging with and bringing an owner’s perspective to the managements and boards of undervalued public companies and working with them to unlock the embedded value within their businesses. Engaged Capital manages approximately $1.5 billion of institutional capital with a focus on delivering superior, long-term, risk-adjusted returns for our limited partners. Engaged Capital was established in 2012 and is based in Newport Beach, California. Learn more at www.engagedcapital.com.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SBEA. Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (“SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

3

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

MKA

Greg Marose / Charlotte Kiaie, 646-386-0091

gmarose@mkacomms.com / ckiaie@mkacomms.com

###

4

Exhibit 99.3

FAQ to be posted on website

What has been announced by BRCC?

BRCC will be going public in combination with an entity called SBEA. It is a SPAC, which is short for special purpose acquisition company. Put simply, this is just one way to go public. It is a company that is formed in order to raise capital through an initial public offering. Once public, the SPAC acquires or merges with an existing private company. In this case, SilverBox-Engaged is the SPAC, and Black Rifle Coffee Company is the private company.

Is BRCC going to change?

Our culture and mission are built on serving Veterans, active military, first responders, and those who love America, and nothing is EVER going to change that. We may be a public company one day soon, but we are definitely NOT going corporate!

You may be wondering what this means for Black Rifle and what we do every day. The answer is, not much will change day-to-day. We will remain focused on our mission of serving great coffee and serving Veterans and keep doing what’s made us successful so far. The transaction will help us do the most important things even better, but it won’t change who we are. In fact, it will do just the opposite. It will help fulfill our vision of what Black Rifle can become.

Why are you doing this?

This deal will give us significant resources to invest and grow even faster. We plan to grow our direct-to-consumer business by expanding the ready-to-drink product line and broadening distribution, and we want to grow the storefront footprint from the current nine locations to a target of 78 in 2023. We also plan to enhance the company’s tech infrastructure. All of this will help support our efforts to meet our goal of hiring 10,000 Veterans.

Why is Black Rifle Coffee Company choosing to merge with SilverBox-Engaged?

The SilverBox-Engaged team has expertise in relevant industries and knows how to help companies grow. They are also fully committed to our mission of supporting the Veteran, active-duty military, and first-responder communities, and are partnering with us to donate over 530,000 shares to our new company foundation, the BRCC Fund.

How do I invest?

You can find a detailed investor presentation at www.blackriflecoffee.com/investor-relations. You should contact your personal financial advisor.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

 Exhibit 99.4

Employee Email

Black Rifle Coffee Family,

Today is an exciting day for our team. This morning, we are announcing plans to go public. Once this business combination is completed, which is subject to required shareholder and regulatory approvals, we will be a publicly traded company.

As you know, our mission at Black Rifle Coffee Company is to serve premium coffee and content to Veterans, active-duty military, first responders, and those who love America. Every decision that we make as a company is to advance that mission, and this next step is no different. Being publicly listed will provide funds that will allow us to expand on our goals of producing premium coffee, publishing engaging and high-value content, and giving back to the Veteran community.

SilverBox-Engaged will be an amazing partner in this next step for Black Rifle. They are passionate about our mission and have a great record of helping companies grow profitably. Their team brings great experience and expertise across retail, restaurants, and social media as well as a proven track record of supporting newly public companies. As Black Rifle moves into this next phase, we look forward to the growth that our new relationship with SilverBox-Engaged will foster.

As a mission-driven company founded by Veterans, supporting military and first-responder communities is a top priority for us. I’m proud to say we’ve found a partner that shares our commitment to that mission. At the conclusion of the transaction, SilverBox-Engaged will join us in donating over 530,000 shares to the newly formed BRCC Fund, our company’s foundation. The foundation will focus on Veteran-related causes such as education and job training for Veterans; scholarships for family members of fallen heroes; and more. The transaction will also be a huge step towards our goal as a company of hiring 10,000 Veterans and of serving those who have served our country.

Later today, I will be holding a town hall to discuss this exciting news and take some questions. I would also encourage you to speak with your manager and to check out the information about the business deal that is on our website at www.blackriflecoffee.com/announcement.

You may be wondering what this means for Black Rifle and what you do every day. The answer is, not much will change day-to-day. We all have to stay focused and keep doing what’s made us successful so far. The transaction will help us do the most important things even better, but it won’t change who we are. In fact, it will do just the opposite. It will help fulfill our vision of what Black Rifle can become.

As the company takes this next step, it’s clear that we wouldn’t be here without you and all you’ve done at Black Rifle, and your dedication to our mission. What we do couldn’t happen without our people, and I’m proud to lead a team that loves America and its heroes.

Congratulations to all of us on reaching this exciting milestone!

Evan

###

BASIC EMAIL

Today is an exciting day for our Black Rifle Coffee team. This morning, we announced plans to go public in partnership with SilverBox-Engaged Merger Corp I (Nasdaq: SBEA). Once this business combination is completed, which is subject to required shareholder and regulatory approvals, we will be a publicly traded company.

Our mission at Black Rifle Coffee Company is to serve premium coffee and content to Veterans, active-duty military, first responders, and those who love America. Every decision that we make as a company is to advance that mission, and this next step is no different. Being publicly listed will provide funds that will allow us to expand on our goals of producing premium coffee, publishing engaging and high-value content, and giving back to the Veteran community.

SilverBox-Engaged will be an amazing partner in this next step for Black Rifle. They are passionate about our mission and have a great record of helping companies grow profitably. Their team brings great experience and expertise across retail, restaurants, and social media, as well as a proven track record of supporting newly public companies.

As a mission-driven company founded by Veterans, supporting military and first-responder communities is a top priority for us. I’m proud to say that we’ve found a partner that shares our commitment to this mission. At the conclusion of the transaction, SilverBox-Engaged will join us in donating over 530,000 shares to the newly formed BRCC Fund, our company foundation. The foundation will focus on Veteran-related causes such as education and job training for Veterans; scholarships for family members of fallen heroes; and more. It will be a huge step towards our goal as a company of serving those who have served us and fulfilling our goal of hiring 10,000 Veterans.

As we take this next step, I wanted to thank you for the support you’ve given Black Rifle. Our company was built by Veterans who love America and honor those who serve us, and we’re grateful for friends like you who share those values. Thank you for partnering with us in our mission of supporting America’s heroes.

Grateful to have you along with us on this journey.

Evan

###

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

 Exhibit 99.5

SOCIAL MEDIA POSTS

Corporate channel

(@blckriflecoffee)

Twitter

Big things are brewing this week. We’re going public in partnership with SilverBox-Engaged — more coffee, more Veteran hiring, and more support for Veterans’ organizations #brcc #americascoffee (insert video).

LinkedIn

After nearly seven years of producing premium coffee for America and giving back to America’s heroes, we are going public with SilverBox-Engaged. This next step in Black Rifle’s journey will further our mission of producing great coffee and content while supporting America’s Veterans, active military, and first responders. (insert video).

@SilverBox Capital LLC @Engaged Capital LLC

Social Media Post

We started Black Rifle Coffee Company back in 2014, and it’s been a wild, caffeinated ride serving great coffee and content to you for the past seven years! Today, we’re excited to announce our next evolution: to become a publicly-traded company. Serving great coffee and culture to people who love America is still our passion, while keeping our focus on supporting the veteran, law enforcement, and first responder communities. In fact, this will be an important step toward reaching our goal of employing 10,000 veterans, and sharing in the success of the company by creating an opportunity for our supporters to invest in BRCC. None of this would be possible without the support you have given us every step of this journey. Thank you!

For more information go to blackriflecoffee.com/announcement

Twitter

Mat Best (@MatBest11x)

●	@blckriflecoffee is going public with SilverBox-Engaged. Proud to help lead a company that puts Veterans first, and looking forward to growing both our business and our support for America’s heroes. #brcc #americascoffee INSERT VIDEO

Logan Stark (@LoganStewStark)

●	Proud to announce that after nearly seven years of producing premium coffee for America, @blckriflecoffee is going public with SilverBox-Engaged. Excited to continue to put Veterans first in our biggest move yet. #brcc #americascoffee INSERT VIDEO

LinkedIn

Evan Hafer

●	Proud to announce that @Black Rifle Coffee Company is going public with SilverBox-Engaged. Looking forward to advancing our mission of serving premium coffee, hiring Veterans, and supporting the Veteran community.

@SilverBox Capital LLC @Engaged Capital LLC

(share video).

Mat Best

●	This makes me happy for America’s heroes. Excited for our next mission with SilverBox-Engaged.

@SilverBox Capital LLC @Engaged Capital LLC

(share Evan’s post).

Investors

Twitter

Congratulations to the @blckriflecoffee team on their exciting announcement! Proud to support a mission-driven and Veteran-founded company that gives back to America’s heroes.

LinkedIn

Big news today from @Black Rifle Coffee Company. Proud to support a mission-driven company that puts America’s heroes first. (share BRCC corporate post).

BRCC Staff

Twitter

Veteran staff

●	Proud to be a part of a company founded by Veterans and for Veterans. Congrats to our entire @blckriflecoffee team on the exciting announcement! (share BRCC corporate post).

Non-Veteran staff

●	Excited to be a part of a mission-driven company that puts America’s heroes first! Congrats to the entire @blckriflecoffee team on the exciting announcement! (share BRCC corporate post).

LinkedIn

Veteran staff

●	Proud to work for a company founded by Veterans. Excited to see what’s next for @Black Rifle Coffee Company! (share BRCC corporate post).

Non-veteran staff

●	Very exciting news today for @Black Rifle Coffee Company. Proud to be a part of a mission-driven team that prioritizes giving back to America’s heroes! (share BRCC corporate post).

###

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Exhibit 99.6

COFFEE CONTENT COMMUNITY INVESTOR PRESENTATION NOVEMBER 2021

DISCLAIMER (CONT'D) Non-GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles ("GAAP") including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Profit, Average Unit Volume ("AUV") and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should beaware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Use of Projections This Presentation contains financial forecasts with respect to the Company's projected financial results, including Revenue and Adjusted EBITDA, for the Company's fiscal years 2021 through 2023. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for thepurpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company's industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Important Information About the Proposed Business Combination and Where to Find It In connection with the proposed Business Combination, a registration statement on Form S-4 (the "Form S-4") is expected to be filed by a newly-formed holding company ("Pubco") with the SEC that will include a proxy statement of SilverBoxthat will also constitute a prospectus of Pubco. SilverBox'sstockholders and other interested persons are advised to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SilverBox, Pubco, the Company and the Business Combination. This Presentation does not contain all the information that should be consideredconcerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the BusinessCombination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SilverBoxas of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filedwith the SEC, without charge, once available, at the SEC's website at www.sec.gov. Participants in the Solicitation SilverBox, Pubcoand their respective directors and executive officers may be deemed participants in the solicitation of proxies from SilverBox'sstockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SilverBoxis contained in SilverBox'sfinal prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the interestsof such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SilverBoxin connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINEDHEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SilverBoxreserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction atany time and without prior notice to the recipient or any other person or entity. The Company and SilverBoxalso reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) hasbeen made by the Company, the SilverBoxor any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SilverBoxand their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation toaccept any offer or proposal by any person or entity regarding the transaction. None of the Company, SilverBoxor any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted. Black Rifle Coffee Company 2

DISCLAIMER (CONT#x2019;D) Non-GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (#x201C;GAAP#x201D;) including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Profit, Average Unit Volume (#x201C;AUV#x201D;) and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company#x2019;s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company#x2019;s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company#x2019;s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company#x2019;s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Use of Projections This Presentation contains financial forecasts with respect to the Company#x2019;s projected financial results, including Revenue and Adjusted EBITDA, for the Company#x2019;s fiscal years 2021 through 2023. The Company#x2019;s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company#x2019;s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Important Information About the Proposed Business Combination and Where to Find It In connection with the proposed Business Combination, a registration statement on Form S-4 (the #x201C;Form S-4#x201D;) is expected to be filed by a newly-formed holding company (#x201C;Pubco#x201D;) with the SEC that will include a proxy statement of SilverBox that will also constitute a prospectus of Pubco. SilverBox's stockholders and other interested persons are advised to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SilverBox, Pubco, the Company and the Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SilverBox as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC#x2019;s website at www.sec.gov. Participants in the Solicitation SilverBox, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SilverBox#x2019;s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SilverBox is contained in SilverBox#x2019;s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC#x2019;s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SilverBox in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SilverBox reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SilverBox also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by the Company, the SilverBox or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SilverBox and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SilverBox or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted. Black Rifle Coffee Company 2

EXECUTIVE SUMMARY Black Rifle Coffee Company 3

TODAY#x2019;S PRESENTERS Black Rifle Coffee Company 4 Black Rifle Coffee Company SilverBox Engaged Merger Corp I Tom Davin Co-Chief Executive Officer Greg Iverson Chief Financial Officer Joe Reece Executive Chairman Duncan Murdoch Chief Investment Officer Experienced CEO with 30+years of proven leadership experience across consumer, retail, lifestyle, and restaurant brands Seasoned operating executive with experience across CPG manufacturing, supply chain, sales, and marketing functions Experienced investor with 30 years of experience across investment banking, private equity investing, and corporate law Private equity investor with 25 years of experience with investment teams across various industries Evan Hafer Chief Executive Officer and Founder Founder, visionary, and innovative leader since the company#x2019;s founding in 2014 Toby Johnson Chief Operating Officer Financial executive with significant public company experience in the education, consumer, and ecommerce sectors

WE ARE AMERICA#x2019;S COFFEETM Our Mission Black Rifle Coffee Serves Premium Coffee and Content to Active Military, Veterans, First Responders, and Those Who Love America ROASTED IN THE USA VETERAN CONTROLLED ~50% OF EMPLOYEES ARE VETERANS OR VETERAN SPOUSES 1 2 3 5 Black Rifle Coffee Company

OUR COMMITMENT TO VETERANS






BLACK RIFLE

$3M+

of coffee will be donated to military and first responder units in 2021

$1.2M+

will be given to charitable organizations in 2021

10,000 Veterans

long-term hiring goal

Black Rifle Coffee and SBEA Will Together Donate 530,000+ Shares to the Black Rifle Coffee Company Foundation at Closing

18.5 million Veterans comprise 7% of US adult population[1]
Underemployment rates are ~16% higher[2]
Approx. 50,000 Veterans are homeless[3]
Veterans suffer from mental health issues at a much greater rate[3]
18 to 22 US Veterans commit suicide daily[3]

1. U.S. Bureau of Labor and Statistics. (Link)
2. ZipRecruiter Veteran Survey. (Link)
3. "US Veterans and their unique issues: enhancing health care professional awareness". (Link)



Black Rifle Coffee selects local heroes annually and donates $5K to a charity of their choice

Black Rifle Coffee Company | 6

LEADING SPONSORSHIP AND FULL ALIGNMENT Fully Financed Transaction With Innovative Backstop Structure and Alignment #x2022; $300 million in commitments (@ $10.00/common share), led by $100 million commitment from Engaged Capital, will satisfy minimum cash condition #x2022; Actual amount funded by PIPE/backstop investors will be between $200 and $300 million, depending amount of cash retained from SPAC trust #x2022; 20m earn-out shares to existing BRCC shareholders; 1.2m founder shares cancelled and 1.2m founder shares subject to earn-out1 Unique Expertise Supporting Growth of Public Companies #x2022; Deep bench of executives with significant experience leading public companies as CEO, CFO or Board Members #x2022; Engaged Capital has a track record of supporting growth of public companies, including Medifast, Rent-a-Center and SunOpta Deep Relevant Sector Experience #x2022; Significant experience in e-commerce, restaurants, packaged foods, consumer marketing, subscription-based businesses, and other relevant businesses Significant Transactional Experience #x2022; Members of SBEA management team have led numerous IPOs, follow-on offerings and SPAC transactions, and have deep investor relationships Support for BRCC#x2019;s Mission #x2022; SBEA and BRCC will together donate 530,000+ shares to the BRCC Foundation Black Rifle Coffee Company 7 1. For both BRCC and SBEA earn-outs, #xBD; earned at $15 and #xBD; earned at $20, if VWAP for 20 days in a 30 day period is met at such thresholds within 5 years and 7 years, respectively. 2. Represents companies where a member of the SBEA management team, Board of Directors or Advisory Group served in a senior leadership role or at the Board level. SBEA: INSTITUTIONAL SPAC PLATFORM #x2022; Formed based on a shared vision between SilverBox Capital and Engaged Capital with intent to sponsor a series of SPACs #x2022; Led by Joe Reece, former Head of US Investment Banking at UBS and Steve Kadenacy, former President amp; COO of AECOM (NYSE: ACM) #x2022; Members of SBEA management team worked together previously at Boxwood Merger Corp., which completed its business combination with Atlas Technical Consultants (NASDAQ: ATCX) ENGAGED CAPITAL #x2022; Asset manager deploying a concentrated private equity-style investing strategy in small and mid-cap publicly traded companies #x2022; Led by Founder and CIO Glenn Welling, former Relational Investors Partner and former Group Head / MD at Credit Suisse #x2022; Works closely with its portfolio companies, frequently with Board representation, with a constructive mindset and an investment team that has worked together for over a decade DEEP RELEVANT EXPERIENCE2

WHY WE BELIEVE BRCC IS A GREAT INVESTMENT Authentic and Passionate Focus on Company Mission #x2022; Company mission drives customer loyalty and employee retention #x2022; Experienced management team dedicated to the company#x2019;s mission #x2022; 530,000+ shares to be donated to the BRCC Foundation Mission-Driven Lifestyle Brand with Loyal Customer Base #x2022; Attractive lifestyle brand with loyal and growing customer base #x2022; Large and differentiated social media following #x2022; Net promoter score of 78 Massive Market Opportunity in Coffee and Beyond #x2022; $45B+ total US coffee market with estimated $28B+ SAM in coffee1 #x2022; Track record of successfully extending brand (e.g. ready-to-drink and Outposts) #x2022; Clear opportunity to expand market beyond coffee and merchandise Attractive Omnichannel Model with Multiple Venues for Growth #x2022; Direct-to-Consumer subscription business with low churn #x2022; Growing wholesale business with expanding roster of retail partners #x2022; Canned ready-to-drink (RTD) product now Top 4 brand ~18 months after launch #x2022; Expanding base of retail coffee shops (#x201C;Outposts#x201D;) with attractive unit economics Highly Scalable Platform Primed to Deliver Profitable Growth #x2022; 2021E revenues of $230M, growing at 40% compared to 2020A Revenue and with 40% gross margins #x2022; Growth investments mask underlying profitability near term #x2022; Pipeline of initiatives targeting medium to long-term margin expansion Black Rifle Coffee Company 8 BRCC Key Metrics 78 Net Promoter Score2 3.4B+ FY 2020 Social Media Impressions ~50% Veteran Employees or Veteran Spouses as of October 2021 1. Based on a third-party modeling as of June 2021. 2. Based on third-party survey as of June 2021. Selected Retail Partners

STRONG FINANCIAL PROFILE Black Rifle Coffee Company 9 Revenue Growth amp; Profitability Underlined by Strong KPIs 1.9M+ Cumulative Customers and Growing 270K+ Active Coffee Club Subscribers 16 Outposts Expected to Open by FYE 20212 Top 4 RTD Coffee Brand in C-Stores1 $2.5M+ Target AUV for Outposts $36 $69 $92 $129 $187 2019A 2020A 2021E 2022E 2023E $82 $164 $230 $311 $430 2019A 2020A 2021E 2022E 2023E Net Sales ($ in millions) Gross Margin 43% 42% 40% 44% 67% CAGR Gross Profit ($ in millions) 41% 37% CAGR 60% CAGR 43% CAGR 1. BRCC Management research data. 2. 7 outposts were open as of June 30, 2021.

WHAT WE DO Black Rifle Coffee Company 10 Devoted to cause- related content that INFORMS, INSPIRES, ENTERTAINS, and builds our community Great coffee that consumers love, and high-quality merchandise that enables our community to showcase the brand Omni-channel business model with branded experiences that deliver community, quality, convenience, and value MISSION-DRIVEN LIFESTYLE BRAND DIGITALLY NATIVE OMNI-CHANNEL HIGH QUALITY COFFEE amp; PRODUCTS

WE HAVE A LARGE AND LOYAL SOCIAL MEDIA FOLLOWING THAT LOVES INTERACTING WITH OUR CONTENT Black Rifle Coffee Company 11 Note: Social Media Followers by Brand as of October 2021. 1. Includes Mat Best, Evan Hafer and Heather Lynn followers. 2. December 2020. Includes over 1.6 billion impressions organically driven by BRCC consumers themselves on various social media platforms. 1 2 3 4 5 6 7 8 Facebook Twitter Instagram 3.4B+ Social Media Impressions(2) TikTok 9.1M 7.7M 2.7M 1.7M 0.7M 0.4M (1) YouTube 3.0M 1.7M

OUR CUSTOMERS LOVE BLACK RIFLE COFFEE COMPANY

Net Promoter Score[1]



83
78
67
24
20
BLACK RIFLE COFFEE COMPANY
lululemon
BLACK RIFLE COFFEE COMPANY
YETI
DUNKIN'

Black Rifle Coffee's NPS is on Par with Best-in-Class Lifestyle Brands and is Significantly Higher Than That of Other Coffee Leaders

★★★★★ February 2021

"Great flavor on all blends.. Far superior to SBUX, Green Mountain, Dunkin' and other brands.."[2]

BLACK RIFLE COFFEE COMPANY

★★★★★ December 2020

"Proud and humble to be part of what you're doing here! America should do so much for our brave vets! Thank you."[2]

BLACK RIFLE COFFEE COMPANY

★★★★★ January 2021

"I've been drinking canned coffee for years and this is the first one I've ever truly enjoyed. The ingredients are high quality, and the flavor is amazing!"[2]

BLACK RIFLE COFFEE COMPANY

★★★★★ December 2019

"Keep doing what you're doing love the fact that you're supporting veterans as an army man who suffers from PTSD and depression it means the world"[2]

BLACK RIFLE COFFEE COMPANY

1. Based on third-party surveys.
2. Company Website.

Black Rifle Coffee Company | 12

SUPPORT FOR OUR MISSION AND OUR PREMIUM QUALITY COFFEE DRIVE EXCEPTIONAL CUSTOMER RETENTION

Top Reasons Our Consumers Purchase Black Rifle Coffee[1]


Support for Military / Veterans
84%
Great taste / smell
68%
A brand that shares my values
59%
Flavor variety / uniqueness
45%
Buying directly from website
32%
Brand image
27%
Attractive packaging
25%
Better value for coffee product
24%
Buying as a subscription
21%
Other
14%

Our Premium Quality Coffee and Taste Drives Exceptional Customer Retention

1. Based on third-party survey as of September 2020.

Black Rifle Coffee Company | 13

Black Rifle Coffee Company Black Rifle Coffee Company POWERFUL OMNI-CHANNEL STRATEGY DRIVES GROWTH RTD DTC Wholesale Coffee/Merchandise Outposts 82% 16% 2% 2020A 43% 35% 22% 2023E Revenue Mix1 Outposts Wholesale DTC Wholesale 1. Revenue mix excludes #x201C;Other Revenue.#x201D; 14

LARGE MARKET OPPORTUNITY#x2026; Black Rifle Coffee Company 15 $45B+ U.S. Coffee Market $28B+ Black Rifle Coffee Company Serviceable Addressable Market $0.3B 2022E Revenue Source: BRCC Management, Stax Market Study. 1. Based on third-party models as of June 2021. $10B $4B $14B $28B+ At-Home RTD Out-of-Home S.A.M. BRCC Serviceable Addressable Market1

#x2026;WITH PROVEN ABILITY TO REACH A BROAD, DIVERSE AUDIENCE Black Rifle Coffee Company 16 Black Rifle Coffee Company#x2019;s Customer Base Reaches All Geographies#x2026;1 #x2026;And Reflects Highly Attractive Demographics Top 5 MSAs 13% MSAs 6-20 23% Remaining MSAs 64% Age2 18-34 29% lt;$75K 29% 35-49 36% $75- 150K 36% 50+ 35% $150K+ 35% Income Level2 BRCC#x2019;s customer base skews younger and is more affluent than the general population 1. Represents 2020 BRCC DTC dollar sales in 388 Metropolitan Statistical Areas (MSAs). MSAs do not include outlying rural areas, and therefore do not capture the entirety of the U.S. population. 2. BRCC Management. Represents existing BRCC customers. 3. Stax Market Study as of June 2021. 4. Stax Market Study as of June 2021. Represents existing BRCC customers across all channels. Mission-driven brand messaging focused on Veterans, Military, and First Responders, with a total addressable population of 114M3 across a broad cross-section of America ....From Coast to Coast Rank (2020 DTC Sales) 1 Market (MSA) 1 New York #x2013; Newark #x2013; Jersey City 2 Dallas #x2013; Ft. Worth #x2013; Arlington 3 Los Angeles #x2013; Long Beach #x2013; Anaheim 4 Washington #x2013; Arlington #x2013; Alexandria 5 Phoenix #x2013; Mesa #x2013; Scottsdale 6 Houston #x2013; The Woodlands #x2013; Sugar Land 7 Chicago #x2013; Naperville #x2013; Elgin 8 Philadelphia #x2013; Camden #x2013; Wilmington 9 Seattle #x2013; Tacoma #x2013; Bellevue 10 Atlanta #x2013; Sandy Springs #x2013; Roswell 44 MSA#x2019;s with sales over $500K1

BLACK RIFLE COFFEE COMPANY UTILIZES A THREE#x2013; PRONGED STRATEGY TO CRAFT A UNIQUE BRAND Black Rifle Coffee Company 17 Inform #x201C;We want our audience to love coffee as much as we do, so we simply inform them on all the awesome facets to coffee that we can think of.#x201D; Inspire #x201C;We take pride in the coffee we roast, the Veterans we employ, and the causes we support.#x201C; Entertain #x201C;The entertain vertical is probably the first thing they think of when they think #x201C;Black Rifle Coffee Media.#x201D; It#x2019;s the irreverent humor the brand was built on, it#x2019;s the slow-motion explosions, and the signature positivity we bring to the internet.#x201D; Engaging Our Community with High-Quality Content Produced In-House

FOCUS ON DELIVERING HIGHEST QUALITY COFFEE


SPACE BEAR

Light Roast


LIBERTY

Medium Roast



Dark Roast


BLACK RIFLE
ESPRESSO
MOCHA

11 oz. RTD


BLACK RIFLE
ESPRESSO
300

15 oz. RTD


BLACK RIFLE
JB

Cold Brew Packs



Rounds


COMPANY

Instant Coffee

Note: Products are representative and not all-inclusive.

1. Grounds / whole beans revenue accounted for approximately 60% of 2020 revenues, single serve revenues accounted for approximately 21% of 2020 revenues, ready-to-drink revenues accounted for approximately 6% of 2020 revenues and merchandise revenues accounted for approximately 12% of 2020 revenues.

LOYAL AND ENERGIZED CONSUMER BASE DRIVES SIGNIFICANT MERCHANDISE SALES[1]



Hats


BLACK RIFLE

Accessories


BLACK RIFLE

Drinkware


BLACK RIFLE

Shirts



Hoodies



Equipment


BLACK RIFLE
COFFEE CO.

Women's



Blankets


COMPANY

Thermoses

Black Rifle Coffee Company | 18

FOCUS ON HIGHEST-QUALITY PRODUCTS THAT DELIVER ON TASTE AND DRIVE BRAND LOYALTY Black Rifle Coffee Company 19 Superior Coffee Premium Arabica Beans All of our beans have an 83-Point grade or higher +18%1 Black Rifle Coffee#x2019;s Average Outperformance vs. Peers on Key Flavor Criteria Owned Roasting Facility Our State-of-the-Art Equipment Guarantees Freshness and Offers Significant Capacity for Expansion ROASTED IN- HOUSE DAILY 1. Average percent of respondents rating BRCC with highest ratings relative to peers. Based on third-party survey as of September 2020. PREMIUM QUALITY SUPERIOR FLAVOR

DEEP, TALENTED LEADERSHIP TEAM WITH EXTENSIVE EXPERIENCE Evan Hafer CEO / Founder Tom Davin Co-CEO Greg Iverson CFO Mat Best Exec. Vice President Toby Johnson COO Kim Ellis Head of Development Dan Kaepernik VP of Retail Operations Founder, visionary, creative and innovative leader Seasoned strategic leader optimizes and scales the business Leads long- term business and financial planning Leads branding and creative content Builds and leads revenue channels and core operations Head of real estate development for outposts Defines and scales retail operations Black Rifle Coffee Company 20

Black Rifle Coffee Company 21 GROWTH STRATEGY

MULTIPLE GROWTH VECTORS WITH DETAILED TACTICAL PLANS

1 Continue Growing Our DTC Business


West
~11%
Midwest
~16%
Northeast
~3%
California
~5%
Texas
~16%
South
~12%
= 0% – 10%
= 10% – 12%
= 12% – 15%
= 15% – 20%

Significant Opportunity to Drive Aided Brand Awareness

$4B
Online Coffee Market Size[2]

2 Experiential Retail ("Outposts")

45%+
Cash-on-Cash Returns from Outpost Locations[1]

1,300+
Outpost Whitespace Opportunity[2]

3 RTD and New Product Innovation

100K+
Points of Distribution by 2023E

$4B
RTD Coffee Category[2]

4 Expansion of Wholesale Distribution

~5K
Potential Wholesale Target Locations Excluding Current Customer Locations

$10B
At-Home Coffee Market and Growing[2]

1. Cash-on-Cash return is calculated as estimated AUV times estimated 4-wall margin divided by the estimated cost to build each outpost.
2. Based on third-party models as of June 2021.

Black Rifle Coffee Company | 22

LEADING COFFEE SUBSCRIPTION MODEL WITH HIGH RETENTION

1

Monthly Churn Rates[1]


~2%
~3%-4%
~10%
NETFLIX
BLACK RIFLE COFFEE COMPANY
Industry Average[2]

BRCC's subscription service provides a recurring revenue stream with strong customer retention relative to other subscription businesses[3]



LIGHT COFFEE DRINKER

1 Cup / Day for 1 Person

(2) 12oz Bags / Month



MEDIUM COFFEE DRINKER

2-3 Cups / Day for 1 Person

(3) 12oz Bags / Month



HEAVY COFFEE DRINKER

4+ Cups / Day for 1 Person

(4) 12oz Bags / Month


EXCLUSIVE
COFFEE SUBSCRIPTION

270k+

active coffee club subscribers

>4x

attractive LTV / CAC results in profitable growth and flexibility to increase spend[4]

$22

average at-home coffee spend per purchase

1. Source: BRCC Management, SBEA Estimates, SEC filings and publicly available market data.
2. Source: Recurly Research. Represents average for Consumer Goods companies, as defined by Recurly Research.
3. More than 40% of BRCC's 2021E revenue is expected to come from recurring subscriptions.
4. CAC is digital ad spend / total new customers (sub and non-sub) as of December 2020.

Black Rifle Coffee Company | 23

BRAND AWARENESS PRESENTS SIGNIFICANT GROWTH OPPORTUNITY Black Rifle Coffee Company 24 1 Source: BRCC Management as of September 2020, Stax Market Study as of June 2021. Note: Represents aided brand awareness. West ~11% Texas ~16% Midwest ~16% South ~12% Northeast ~3% California ~5% BRCC has grown revenues beyond $200M with brand awareness that does not exceed 16% in any region 11M 10M 2M 2M 64M 42M 18M 7M Military/ Veteran Affiliated 2nd Amendment Mission Aligned Law Enforcement/ First Responder BRCC Aware Count (M) Population Count (M) Awareness Building Targeted By Audience Significant whitespace remains for increasing awareness among Veterans 26M 131M Total

BRCC OUTPOSTS ARE REDEFINING THE BRAND EXPERIENCE Black Rifle Coffee Company 25 2 Source: BRCC Management as of October 2021, Company filings and Wall Street Research. 1. Benchmark peer metrics based on pre-covid (2020) figures, except for Dunkin which is based on their last public filings using 2019 figures. 2. Cash-on-Cash return is calculated as estimated AUV times estimated 4-wall margin divided by the estimated cost to build each outpost. 3. Excludes pre-opening costs of ~$100k. Outposts offer high margin beverages for instant consumption, with add-on bagged coffee and merchandise sales driving AUVs among the highest in quick service Outpost Highlights $12 to $13 Average check ~48% / ~52% Merchandise / Beverage amp; Food Sales Mix 45%+ Cash-on-Cash Returns2 ~$1.4M Cost to Build3 Unit Economic Benchmarking1 ~$2,500 $3,020 $2,223 $1,524 $1,489 $1,455 $1,275 $969 BRCC AUV - $000 ~25.0% 28.7% 25.9% 23.0% 22.4% 19.5% 19.5% 18.0% BRCC SBUX TH DNKN WING 4-Wall Margin % Drive-Thru Included

LONG RUNWAY FOR OUTPOST EXPANSION Black Rifle Coffee Company 26 2 Source: BRCC Management, SBEA Estimates as of December 2020. 1. JLL Real Estate Development Assessment for BRCC. Priority Markets Outpost Growth #x2013; Management Forecast 8 23 53 8 13 25 2020A 2021E 2022E 2023E Franchise Corporate 36 78 16 4 Outpost Pipeline Map 1 9 2 1 1 2 - Existing Market (2021E Count) - Priority Market Total Addressable Population Target by 2023 Long-Term Outpost Potential1 Phoenix, AZ 5.1 mm 13 40+ Dallas- Ft. Worth, TX 7.3 mm 13 40+ Houston, TX 6.2 mm 9 40+ Charlotte, NC 3.1 mm 3 25+ Washington, D.C. 6.5 mm 6 25+ Salt Lake City, UT 3.6 mm 7 15+ San Antonio, TX 2.3 mm 7 10+ Norfolk, VA 1.9 mm 3 10+ Total Other 292.2 mm 17 1,095+ Total U.S. 328.2 mm 78 1,300+ Extensive pipeline of potential outposts with a clearly defined real estate development strategy

SIGNIFICANT OPPORTUNITY IN READY-TO-DRINK PRODUCT Black Rifle Coffee Company 27 3 Current RTD Product Portfolio 11 oz. offerings 15 oz. offerings Significant opportunity to expand the product portfolio and introduce new SKUs 1. Stax Market Study. 2. BRCC Management research data as of August 2021. 3. BRCC Management research data. $4B+ Addressable market1 0 to 33,000+ Doors in BRCC distribution in less than 18 months All 4 SKUs In the top 30 RTD SKUs ($/%ACV) despite being introduced ~18 months ago Top 4 Brand in coffee / energy coffee category in C-stores2 lt;20% Penetration in C-stores2 RTD Launched in Club stores Q3 2021 650% YoY revenue growth through June 20213

RTD EXPANSION amp; RETAIL PIPELINE Black Rifle Coffee Company 28 3 Long-Term Potential Distribution Source: BRCC Management research data as of August 2021. 1. All commodity volume which is a measurement of a store#x2019;s total sales of all products relative to the sales of all relevant retailers in a given territory. 33k 73k 375k BRCC Current Doors Existing Customers' Potential Doors Total Potential Doors FDM C-Store 10x-Plus 2x- Plus 19% ACV for 11oz RTD1 17M+ Cans by 2021E $2.8M+ Increase in C-Store Sales since June 2020 33K+ Doors across U.S. Selected National Retail Accounts Recent Customer Wins Significant opportunity for expansion via increasing distribution points

ILLUSTRATIVE GROWTH POTENTIAL IN SKUs Black Rifle Coffee Company 29 3 2 SKUs, 2 Facings 4 SKUs, 4 Facings 6 SKUs, 8 Facings 16 23 24 29 28 25 18 16 15 20 20 21 26 26 17 21 23 24 26 22 14 14 14 19 19 22 24 24 8 11 15 14 16 20 21 27 27 8 12 16 15 17 20 22 28 28 1#x2026; 1#x2026; Jun '20 Jul '20 Aug '20 Sep '20 Oct '20 Nov '20 Dec '20 Jan '21 Feb '21 Mar '21 Apr '21 May '21 Jun '21 - Illustrative Future Mocha Espresso 11oz Espresso Cream 11oz Rich Mocha 15oz Caramel Vanilla 15oz Case Study: Growth in VPO / SKU in National Chain, gt; 400 Doors Initially, both 11oz. SKUs with one facing each Two 15 oz. SKUs added, each with one facing Two new SKUs introduced; two SKUs receive second facing Note: VPO/SKU is volume per outlet per SKU. 1. Current management forecasts for 2023E assumes lt;3 SKUs per RTD Door. 1

WHOLESALE COFFEE AND MERCH PRODUCTS EXPANDING NATIONWIDE Black Rifle Coffee Company 30 4 Rapidly expanding reach in retail through unique coffee products and merchandise1 Existing Outdoor, DIY amp; Lifestyle Chains Partnership Examples 2,200+ ~7,200 Estimated doors at end of 2021 Potential doors with existing customers 3x+ Source: BRCC Management. 1. Management expects to have 10 wholesale partnerships by the end of 2021.

BRCC'S OMNI-CHANNEL FLYWHEEL IN ACTION: SAN ANTONIO


At Home
Direct-to-Consumer
On-the-Go
C-store & Mass
Experiential
Outposts
In Their Community
Outdoor, DIY &
Lifestyle Retail
Where They Shop

Our Omni-Channel "Flywheel" Drives Exceptional Growth

San Antonio Market: 2023E


Example C-Store / Wholesale Partners
CIRCLE K
7-ELEVEN
5.11
Highest Likelihood BRCC Customers
BRCC Outpost target location

San Antonio Market Revenue Outlook ($M)


Outposts
Wholesale
DTC
$3
~$5
$10+
$20+
2020A
2021E
2022E
2023E

Significant overlap of Outpost and DTC consumers[1]

Opening new Outposts often leads to increase in DTC sales[2]

Source: Black Rifle Coffee Company Management, JLL Market Study, Stax Market Study.

Note: These projections are for illustrative purposes only and estimate the San Antonio market in 2023 at run-rate. They should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of risk factors. Actual results may differ materially from those presented.

1. Based on a survey conducted by management of 145 customers in San Antonio, approximately 90% of Outpost consumers also purchased DTC
2. After the opening of the San Antonio Outpost, significant incremental DTC revenue growth was observed in the 5-minute drive time area from the Outpost location, compared to the rest of Texas, excluding San Antonio.

Black Rifle Coffee Company | 31

ADDING IT ALL UP: 2021E-2023E REVENUE GROWTH BY CHANNEL


($ in millions)
~37% CAGR
$230
$30
Steady growth off substantial customer base
$90
New doors, new retailers and new SKUs
$78
Outpost builds
$4
$430
2021E Revenue
DTC
Wholesale
Outposts
Other
2023P Revenue

Expansion of wholesale and unit growth of high-return Outposts are expected to account for ~83% of BRCC's revenue growth through 2023

Source: BRCC Management.

Black Rifle Coffee Company | 32

FINANCIAL OVERVIEW Black Rifle Coffee Company 33

Black Rifle Coffee Company 34 Source: BRCC Management. Note: Excludes Other Revenues in charts (but included in total revenues); Wholesale included RTD and wholesale coffee and merchandise. $66 $126 $150 $167 $180 $9 $24 $56 $94 $146 $3 $12 $37 $89 2019A 2020A 2021E 2022E 2023E $82 $164 $230 $311 #x2019;20A #x2013;#x2019;23E CAGR 207% 83% 13% $430 Revenue Revenue Mix 82% 16% 2% 43% 35% 22% 2020A 2023E EFFICIENT AND PROFITABLE OMNI-CHANNEL MODEL 51% CAGR Outposts Wholesale DTC

EXPANDING CONSUMER TOUCHPOINTS ACROSS THE U.S.


DTC Subscribers (000's)[1]
252
~285
~305+
~325+
2020A
2021E
2022E
2023E


RTD Doors[1]
10,600
40,000+
75,000+
100,000+
2020A
2021E
2022E
2023E


Outposts[1]
Franchise
Corporate
4
16
8
8
36
13
23
78
25
53
2020A
2021E
2022E
2023E


Wholesale Doors[1]
1,161
2,200+
2,700+
3,600+
2020A
2021E
2022E
2023E

Source: BRCC Management.
1. As of end of period.

Black Rifle Coffee Company | 35

#x25FC; Efficient media and marketing platform supports high LTV customer growth #x25FC; High retention subscription model Black Rifle Coffee Company 36 STRONG MOMENTUM HEADING INTO BACK HALF OF 2021 $51.3 $72.5 1H 2020 1H 2021 DTC $6.4 $19.4 1H 2020 1H 2021 Wholesale $0.5 $3.8 1H 2020 1H 2021 Outposts #x25FC; Proven Company and Franchise Outpost concepts #x25FC; Three Company and Four Franchise Outpost locations as of 6/30/21 #x25FC; Bass Pro / Cabela#x2019;s partnership validates wholesale model will scale #x25FC; Strong success with RTD launch Channel Revenue ($ in millions) 41% Growth 205% Growth 651% Growth Source: BRCC Management. Note: Excludes Other Revenues in charts.

$10 $20 $41 $9 $10 $13 $13 $1 $10 $20 $34 $54 2019A 2020A 2021E 2022E 2023E Outposts Other CapEx ($ in millions) Note: Figures reflect management estimates. #x25FC; $61 million of Outpost capex in 2022 and 2023 combined creates ~$110 million of first year high margin revenue #x25FC; Strong cash-on cash returns of 45%+ on Outpost investment #x25FC; Other capex in 2021-2023 predominantly relates to building capacity in coffee roasting to stay ahead of demand Black Rifle Coffee Company 37 INVESTING TO SUPPORT GROWTH

LONG-TERM GOALS Black Rifle Coffee Company 38 Annual Revenue Growth ~30% Gross Margin ~45% ~20% EBITDA Margin

[Subtitle] TRANSACTION OVERVIEW AND VALUATION Black Rifle Coffee Company 39

TRANSACTION HIGHLIGHTS

Fully Financed Transaction from $300 million of Common Equity Commitments From Innovative Backstop Structure

- $300 million in commitments (@$10.00 / common share), led by $100 million commitment from Engaged Capital, will satisfy minimum cash condition
- Actual amount funded by PIPE/backstop investors will be between $200 and $300 million, depending amount of cash retained from SPAC trust

Transaction Supports BRCC Mission as a Veteran-Controlled Company

- Company to be re-organized as a Public Benefit Corporation
- BRCC founders, management, and existing BRCC shareholders to continue own 68% of the company[1]
- Transaction will provide up to $225 million[1] of cash for growth, including Veteran-focused hiring
- SBEA and BRCC to donate 530,000+ shares to the BRCC Foundation

Alignment via Earn-Out and Founder Share Adjustments

- 20m earn-out shares to existing BRCC shareholders; ~1.2m founder shares cancelled[2] and ~1.2m founder shares subject to earn-out[1]
- For both BRCC and SBEA earn-outs, ½ earned at $15 and ½ earned at $20[3]

Pro Forma Ownership[1]



Engaged Capital FPA & PIPE Investors
3%
SBEA Sponsor & BRCC Foundation
10%
SBEA Shareholders
18%
45%
BRCC Founders & Management
Other Existing BRCC Shareholders
23%

Sources ($ in millions)[1]	
SBEA Cash in Trust	$345
Engaged Capital FPA	100
Common Equity PIPE	100
Rollover Equity	1,306
Existing Cash on Balance Sheet	10
Total Sources	**$1,861**

Uses ($ in millions)[1]	
Cash to Balance Sheet	$225
Repay Existing Debt and Preferred	161
Secondary Proceeds	118
Rollover Equity	1,306
Transaction Expenses	51
Total Sources	**$1,861**

Capitalization (in millions)[1]	
Pro Forma Shares Outstanding	191.4
x Common Equity Price per Share[4]	$10.00
Pro Forma Market Capitalization	$1,914
Less: Pro Forma Net Cash	($203)
Total Enterprise Value	**$1,711**

1. All statistics assume no redemptions from SBEA cash in trust and are presented before impact of vesting of 21.2m shares subject to earn-outs described in footnote #3. The transaction will be structured as a customary "Up-C" transaction structure with existing owners of BRCC holding economic, non-voting interests in an LLC and non-economic, voting interests in the public company and all other shareholders holding economic, voting interests in the public company. Excludes 11.5 million public warrants and approximately 6.3 million sponsor warrants.
2. Approx. 1.2m shares will be forfeited at closing. An additional approx. 2.1m shares are subject to a downward adjustment in the event that the gross proceeds from the transaction (cash in trust + FPA/PIPE/backstop proceeds) are less than $445 million.
3. 50% of shares subject to earn-out will vest if VWAP for 20 days during a 30-day period is $15 or above within a 5 year period, and remaining 50% of shares will vest if VWAP for 20 days during a 30-day period is $20 or above within a 7 year period.
4. Price per share is shown in actual units, not millions.

Black Rifle Coffee Company | 40

BRCC HIGHLIGHTS: DEFINING THE OPPORTUNTY VS PEER GROUP Black Rifle Coffee Company 1 2 3 4 Powerful mission-led lifestyle brand with loyal customer base and broad appeal in coffee and beyond Scalable, omni-channel platform with strong subscriber base and significant #x201C;white space#x201D; to expand brand reach throughout $45B+ TAM Multiple avenues to growth trajectory (gt;35%) #x2013; In the very early innings of both RTD and Outpost growth strategies Profitable and highly capital efficient business model, with strong gross margins (gt;40%) and attractive cash-on-cash returns #x2022; Top tier growth #x2022; Product innovation #x2022; Leading growth profiles coupled with strong margins HIGH GROWTH FOOD amp; BEVERAGE DTC LIFESTYLE BRANDS Median #x2018;23E Revenue Growth: 37.3% Median #x2018;23E Revenue Growth: 24.1% #x2022; Consumer / lifestyle focus #x2022; Direct-to-consumer with strong customer relationships #x2022; ESG / mission-driven brands #x2022; Taking market share in #x201C;dormant#x201D; industries #x2018;23E Revenue Growth: 38.2% 41

43.5% 57.0% 47.0% 44.5% 41.0% 39.2% 33.2% 30.4% 23.3% 73.3% 59.2% 59.1% 58.3% 41.5% 38.2% 56.0% 46.4% 39.2% 38.2% 36.5% 29.0% 12.1% 10.7% 32.0% 25.2% 24.1% 15.9% 14.6% 41.3% 57.2% 46.0% 43.6% 42.3% 36.3% 33.6% 31.6% 22.0% 72.6% 59.4% 58.4% 58.5% 37.8% 35.4% 85.1% 59.8% 35.0% 47.1% 29.3% 35.7% 15.7% 9.7% 32.7% 30.7% 26.1% 16.1% 17.5% OPERATIONAL BENCHMARKING Black Rifle Coffee Company CY 2023E Gross Margin CY 2023E Revenue Growth CY 2022E Revenue Growth CY 2022E Gross Margin Median: 37.3% Median: 24.1% Median: 40.1% Median: 59.1% Source: Factset and company filings. Market data as of October 29, 2021. Note: BRCC financial projections provided by the Company. 42 HIGH GROWTH FOOD amp; BEVERAGE DTC LIFESTYLE BRANDS

9.1x 49.6x 29.8x 20.0x 14.4x 12.6x 11.5x 8.7x 6.1x 12.9x 12.8x 12.7x 9.7x 7.9x 4.0x 15.1x 12.2x 6.6x 6.6x 6.4x 3.4x 2.9x 2.9x 9.4x 7.6x 7.5x 4.6x 4.0x 13.3x 61.6x 42.3x 27.4x 16.5x 18.6x 12.7x 14.6x 8.5x 17.1x 14.8x 15.7x 13.4x 9.1x 5.5x 19.5x 17.9x 9.2x 7.3x 7.2x 5.3x 4.1x 3.9x 12.4x 8.7x 9.3x 5.3x 5.0x VALUATION BENCHMARKING Black Rifle Coffee Company Enterprise Value / CY 2023E Gross Profit Enterprise Value / CY 2023E Revenue Enterprise Value / CY 2022E Revenue Enterprise Value / CY 2022E Gross Profit Median: 6.5x Median: 7.5x Median: 13.5x Median: 12.7x 1. BRCC valuation multiples exclude impact of earn-out shares and warrants. Source: Factset and company filings. Market data as of October 29, 2021. Note: BRCC enterprise value based on a nominal share priced of $10.00 per share. 43 1 1 HIGH GROWTH FOOD amp; BEVERAGE DTC LIFESTYLE BRANDS

CONCLUSION Black Rifle Coffee Company 44

BLACK RIFLE COFFEE COMPANY: AMERICA#x2019;S COFFEETM Black Rifle Coffee Company 45 LOYAL AND GROWING COMMUNITY #x2022; Mission-driven, lifestyle brand #x2022; In-house content driving massive social following #x2022; Broad geographic and demographic appeal #x2022; Battle-tested leadership living the lifestyle PROVEN OMNI-CHANNEL FLYWHEEL #x2022; Digitally native #x2022; Leading coffee subscription program #x2022; Premier specialty retail partners #x2022; RTD rapidly scaling in c-store amp; mass #x2022; Outposts delivering exceptional experience and economics LARGE MARKET OPPORTUNITY #x2022; Premium coffee #x2022; Ready-to-drink #x2022; High-quality merchandise

APPENDIX Black Rifle Coffee Company 46

DIGITALLY#x2013;NATIVE BRAND WITH RAPIDLY GROWING SUBSCRIBER BASE Black Rifle Coffee Company 47 BRCC#x2019;s proprietary KPI monitoring drives targeted marketing dollars to increase subscribers and customer spend Technology-Driven Consumer Insights Ending Subscribers Q1 2017 to Q2 2021 Q1 17 Q2 17 Q3 17 Q4 17 Q1 18 Q2 18 Q3 18 Q4 18 Q1 19 Q2 19 Q3 19 Q4 19 Q1 20 Q2 20 Q3 20 Q4 20 Q1 21 Q2 21 270K+ 20x+ BRCC utilizes targeted KPI monitoring tools to optimize marketing initiatives and drive greater brand reach Source: BRCC Management.

INVESTING TO FURTHER ENHANCE THE DIGITAL OMNI#x2013; CHANNEL EXPERIENCE Black Rifle Coffee Company 48 KEY INITIATIVES #x2022; Investment in mobile capabilities to enhance customer access, choice and control #x2022; Enhanced engagement applications to increase customer interactions and retention #x2022; Further integrate BRCC content sources to strengthen brand affinity #x2022; A mixed merchandise subscription experience to drive AOV #x2022; Overall improvements to tech stack and data architecture to drive innovation and efficiency

OPPORTUNITY TO LEVERAGE BLACK RIFLE COFFEE#x2019;S HIGHLY- EFFICIENT MARKETING Black Rifle Coffee Company 49 70% Website Sales From Owned Sources 7% Conversion Rate From Unpaid Web Traffic1 5x Return On Advertising Spend2 $13 M $26 M $34 M $38 M $45 M 2019A 2020A 2021E 2022E 2023E 59% CAGR 16% CAGR Historical Marketing #x2022; Primarily focused on digital and social marketing #x2022; Very targeted marketing approach to reach consumer base Future Marketing #x2022; Mapping the customer journey #x2022; Website and mobile app revamp #x2022; Centralizing loyalty programs and subscriptions #x2022; Mobile app marketing 1. Based on Google Analytics. 2. Calculated as E-commerce revenue divided by advertising spend for FY 2020. Near-Term Opportunity to Accelerate Growth Through Additional Marketing Spend

ASCENSION INTO TOP 4 BRAND IN RTD COFFEE IN ~18 MONTHS

3

RTD Product Ranking – Convenience[1]


JAVA MONSTER
DUNKIN' DONUTS
BLACK RIFLE COFFEE COMPANY
Private label

BRCC has risen into #4 position in the category in <18 months with <20% penetration in 11oz SKUs and <10% penetration in 15 oz SKUs in C-stores

RTD SKU Ranking by $ / % ACV – Convenience[1]

Rank	Item
1	Starbucks Frapp Vanilla 13.7oz
2	Starbucks Frapp Mocha Low Fat 13.7oz
3	Java Monster Mean Bean 15oz
4	Starbucks Frapp Caramel 13.7oz
5	Java Monster Loca Mocha 15oz
6	Starbucks Frapp Mocha 9.5oz
7	Starbucks Doubleshot Vanilla 15oz
8	Starbucks Frapp Vanilla 9.5oz
9	Starbucks Frapp Original 13.7oz
10	Starbucks Doubleshot Mocha 15oz
11	Starbucks Double Espresso Cream 6.5oz
12	Private Label Salted Caramel 13.7oz
13	Private Label Mocha Low Fat 13.7oz
14	Private Label Vanilla Cappuccino 13.7oz
15	Starbucks Frapp Toasted White Chocolate 13.7oz
16	**Black Rifle Coffee Company Rich Mocha 300 15oz**
17	**Black Rifle Coffee Company Caramel Vanilla 15oz**
18	Starbucks Doubleshot White Chocolate 15oz
19	Java Monster Salted Caramel 15oz
20	Starbucks Frapp Brown Butter Caramel 13.7oz
21	Dunkin French Vanilla 13.7oz
22	Dunkin Mocha 13.7oz
23	**Black Rifle Coffee Company Mocha Espresso 11oz**
24	Starbucks Vanilla Sweet Cream 9.6oz
25	**Black Rifle Coffee Company Espresso with Cream 11oz**

All 4 of BRCC's RTD SKUs are within top 25 as measured by $ / % ACV

1. For a 4-week period ending August 2021 per BRCC Management research data. % ACV shown are for top selling brand SKUs. % ACV is all commodity volume which is a measurement of a store's total sales of all products relative to the sales of all relevant retailers in each territory.

Black Rifle Coffee Company | 50

FINANCIAL SUMMARY

Summary P&L	2019A	2020A	2021E	2022E	2023E
($ in millions)					
DTC	65.6	126.0	150.1	167.2	179.7
Doors	8.5	24.0	56.5	93.8	146.1
Stores	1.0	3.1	11.5	36.6	89.1
Other	7.0	10.9	12.0	13.8	15.5
Total Revenue	**$82.1**	**$163.9**	**$230.1**	**$311.4**	**$430.4**
(%) Growth		*99.6%*	*40.4%*	*35.4%*	*38.2%*
(-) COGS	($46.4)	($94.5)	($138.4)	($182.8)	($243.1)
(%) Sales	*56.5%*	*57.7%*	*60.1%*	*58.7%*	*56.5%*
Gross Profit	**$35.7**	**$69.4**	**$91.7**	**$128.6**	**$187.3**
(%) Margin	*43.5%*	*42.3%*	*39.9%*	*41.3%*	*43.5%*
(-) Marketing	($13.3)	($25.5)	($33.7)	($37.9)	($45.2)
(%) Sales	*16.3%*	*15.6%*	*14.7%*	*12.2%*	*10.5%*
(-) SG&A	($22.5)	($37.5)	($64.4)	($99.5)	($139.6)
(%) Sales	*27.4%*	*22.9%*	*28.0%*	*32.0%*	*32.4%*
(-) Non-Recurring Transaction Expenses	--	($0.6)	($3.7)	($1.5)	--
Operating Income	**($0.1)**	**$5.8**	**($10.2)**	**($10.4)**	**$2.5**
(%) Margin	*(0.1%)*	*3.5%*	*(4.4%)*	*(3.3%)*	*0.6%*
(+) Other Income (Expense)	$0.1	($0.2)	--	--	--
(+) Depreciation & Amortization	$0.9	$1.4	$2.3	$3.8	$6.7
EBITDA	**$0.9**	**$6.9**	**($7.9)**	**($6.6)**	**$9.2**
(%) Margin	*1.1%*	*4.2%*	*(3.4%)*	*(2.1%)*	*2.1%*
Adjusted EBITDA	**$1.3**	**$11.4**	**$0.6**	**$0.6**	**$15.1**
(%) Margin	*1.5%*	*6.9%*	*0.3%*	*0.2%*	*3.5%*
Retail Capex	--	($1.4)	($9.5)	($20.4)	($40.8)
Other Capex	($1.0)	($8.4)	($10.3)	($13.3)	($13.3)
(-) Total Capex	($1.0)	($9.8)	($19.8)	($33.7)	($54.1)

Note: 2019A-2021E do not include $6M in estimated public company costs. SG&A includes salaries / wages, corporate G&A, and outpost labor, occupancy, operating costs, and above store management costs. Note: We define EBITDA as net income (loss) before interest, state income taxes, depreciation and amortization expense. We define "Adjusted EBITDA" as EBITDA, adjusted for stock-based compensation expense, capital raising activities, and costs associated with implementation and material developments to our enterprise systems.

Black Rifle Coffee Company | 51

Black Rifle Coffee CompanyFiscal Year 2019 2020 2021E 2022E 2023E Net Income (0.8) 4.3 (12.1) (11.6) 1.2 Interest Expense 0.7 1.0 1.9 1.1 0.9 Tax Expense 0.0 0.2 0.1 0.1 0.4 Depreciation and Amortization 0.9 1.4 2.3 3.8 6.7 Reported EBITDA $0.9 $6.9 ($7.9) ($6.6) $9.2 Non-Cash Equity Based Compensation 0.1 3.3 4.4 5.7 5.9 ERP System Implementation Costs 0.2 0.6 0.4 - - Non-Recurring Transaction Expenses - 0.6 3.7 1.5 - Adjusted EBITDA $1.3 $11.4 $0.6 $0.6 $15.1

Black Rifle Coffee Company SUMMARY KEY RISKS 53 Risks Related to the Company#x2019;s Business #x2022; The Company#x2019;s success is dependent upon evolving consumer preferences and tastes, and shifts in consumer spending, lack of interest in new products, or changes in brand perception can negatively affect consumer demand for the Company#x2019;s products. #x2022; The Company#x2019;s success is dependent upon certain financial conditions and any number of factors outside the Company#x2019;s control could negatively impact the Company#x2019;s results of operations. These factors include, but are not limited to, fluctuations in the cost and availability of real estate, labor, raw materials, equipment, transportation, shipping, pricing pressure, changes in consumer preferences, natural or man-made disasters, pandemics, social unrest, war, political instability, adverse litigation outcomes, or changes in consumer discretionary spending. Money available for consumer discretionary spending may be affected by job losses, inflation, higher taxes, changes in federal economic policy, and other macroeconomic or political events. #x2022; The Company may not always be successful in its marketing efforts. Failed marketing campaigns can incur costs without the benefit of attracting new customers or realizing higher revenue. Failure to attract new customers or retain existing customers, or failure to do so in a cost-effective manner, may result in an inability to increase sales and harm to our business. #x2022; The Company relies heavily on social media to advertise and engage with the Company#x2019;s customers. Using social media platforms for advertisements carries a number of associated risks, including dependence on the third party platforms to maintain their platforms in a manner that benefit the Company#x2019;s marketing strategies. Additionally, the Company is subject to the laws and regulations that govern the use of these platforms and is subject to the risks of improper use. #x2022; Launching and promoting new products is expensive and time-consuming and the Company may not always succeed in bringing new products to market. #x2022; The Company may not be able to compete successfully with other producers and retailers of coffee. Some of the Company#x2019;s competitors are longer-established, have greater brand recognition, and have substantially greater financial, technological, roasting, sale, distribution, and other resources. #x2022; The Company has a limited operating history and therefore it may be difficult to evaluate future risks and challenges. #x2022; The Company is heavily dependent on its direct to consumer segment for success, and this segment relies on third party logistics to succeed. Decrease in success of the direct to consumer segment or any failure or impediment on behalf of third party logistics providers could harm the Company. #x2022; The Company relies on its wholesale business partners to effectively distribute its products. Failure on behalf of its third party partners to effectively manage or distribute the Company#x2019;s products, such as by effectively displaying or presenting our products, grow or promote the brand, provide satisfactory consumer experiences, or fulfill their contractual obligations could harm the Company. Failure by the Company to maintain and develop these business relationships could harm our business. #x2022; The Company relies on co-manufactures to supply some of its products, and a loss of one or more of these partners, or failure of these partners to fulfill their contractual obligations, could harm the Company. #x2022; The Company#x2019;s growth strategy depends in part on opening new retail coffee shops. The success of new shops is dependent on a variety of factors, including, but not limited to, consumer preferences, availability of retail space, leasing conditions, construction and equipment costs, and local permitting, licensing, zoning, and other requirements and regulations. There is no guarantee that new retail shops will be successful, and new retail shops could entail high costs without realized profits. #x2022; The Company has experienced rapid growth and increased demand for its products. Failure to properly manage this growth and manage the Company#x2019;s relationships with its various business partners, or failure to accurately forecast our results of operations and growth rate, could harm the Company#x2019;s operating results. #x2022; The Company#x2019;s brand and reputation are critical to its success, and any publicity, regardless of accuracy, that portrays the Company negatively could adversely impact operating results. Negative publicity may arise for various reasons, whether true or not, including, but not limited to, complaints about product quality, safety, or sanitation; company policies; adverse litigation; employment practices; employee actions; actions taken by customers; social media posts; and actions taken by third party business partners. For instance, the Company has recently received negative publicity arising out of the presence of the Company's logos on apparel worn at politically charged events and there is no assurance that any such negative publicity will not occur again in the future which could harm our business. #x2022; The Company plans to expand into new domestic and international markets, and failure to successfully integrate into these new markets could affect the Company#x2019;s profitability. #x2022; The Company is subject to the risks associated with leasing space subject to long-term non-cancelable leases and with respect to real property that the Company itself owns. #x2022; The Company relies in part on the success of its franchise partners, over whom the Company has limited control with respect to their operations. Failure on behalf of the Company#x2019;s franchise partners to successfully manage their franchises or effectively represent the Company and its brand could harm the Company#x2019;s business results. #x2022; The Company relies on a number of third parties in the supply chain of coffee, store supplies, or merchandise to produce or deliver its products, and failure by these third parties to efficiently operate could adversely impact the Company. #x2022; The Company is heavily dependent on the market for high-quality Arabica coffee beans and other commodities, and changes in these markets that increase costs or reduce supply, such as through adverse weather, natural disasters, crop disease, political unrest, and other economic conditions, could harm the Company#x2019;s operating results. #x2022; The Company relies on its employees to provide a high-quality customer experience, and any failure on behalf of the Company to cater to the consumer experience could harm the brand.

Black Rifle Coffee Company SUMMARY KEY RISKS (CONT#x2019;D) 54 Risks Related to the Company#x2019;s Business (Cont#x2019;d) #x2022; The Company's results of operations are subject to seasonal and quarterly variations, which could cause the price of our common stock to decline. #x2022; The Company must maintain adequate operational and financial resources, especially if the Company continues to grow, in order to maintain its current market performance. #x2022; The Company depends on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on acceptable terms. #x2022; The Company depends heavily on information technology and its ability to process data in order to sell goods and services. Failure to protect against software or hardware vulnerabilities, as well as disruption, for any reason, to these information technology systems, could result in operating losses, privacy and security breaches, loss of customers, liability, damage our customer and business partner relationships, and other significant reputational, financial, legal, and operational consequences. #x2022; Pandemics or disease outbreaks, such as the COVID-19 pandemic, could adversely affect the Company#x2019;s business by disrupting supply chains, negatively impacting consumer preferences and spending, and reducing foot traffic to the Company#x2019;s retail coffee shops and wholesale business partners. Risks Related to the Company#x2019;s Brand #x2022; The Company promotes itself as a supportive member of the veteran and military community, and actively participates in this community through donations, hiring commitments, and other events. Failure by the Company to maintain this strong branding could negatively impact the Company#x2019;s business. Additionally, any other factors which may negatively impact perception of the brand, including factors listed elsewhere in this summary, may harm the Company. #x2022; The Company holds various forms of intellectual property, including trademarks, trade names, and service marks. The Company#x2019;s success is partially dependent upon its ability to build brand recognition using these marks and to protect its intellectual property from infringement and misuse. #x2022; The Company is subject to a variety of food safety regulations, and failure to adequately maintain food safety or quality, or reports that the Company had safety issues or failed to implement proper safety measures, whether true or not, could result in loss of customers, regulatory warnings, food recalls, and other adverse outcomes that could impact the Company#x2019;s profitability. #x2022; The Company possesses personal, financial, and other confidential data from customers and employees, and if that data is compromised or lost, even through the actions of third parties, the Company could be subject to litigation, liability, and reputational damage. Risks Related to People and Culture #x2022; The Company#x2019;s success relies heavily on its ability to hire and retain qualified employees, and changes in the availability and the cost of labor could harm its operating results. #x2022; The Company depends on its executive officers and other key employees, and the loss of one or more of these individuals, or the inability to attract and retain suitable replacements, could harm the Company#x2019;s business. #x2022; If the Company#x2019;s employees were to unionize, and if collective bargaining agreement terms were significantly different than current compensation agreements, the Company#x2019;s operating results could suffer. Risks Related to Regulation and Litigation #x2022; The Company is subject to numerous statutory, regulatory, and other legal requirements regarding accounting practices. Failure to comply with these requirements, or changes in these requirements, could negatively impact the Company#x2019;s operating and financial results. #x2022; The Company is subject to taxes by the U.S. federal, various state, and various local tax authorities. Changes in the Company#x2019;s tax liability could negatively impact the Company#x2019;s operating and financial results. #x2022; The Company and its vendors collect, store, process, and use personal and payment information and other customer data, which subjects us to a variety of laws, regulations, and industry standards relating to data processing, protection, privacy, and security. The actual or perceived failure by the Company, its customers, or its vendors to comply with such laws, regulations, or industry standards may harm the Company#x2019;s results of operations. #x2022; The Company is subject to laws and regulations from the FDA and FTC governing food and beverage labeling and misleading advertisements. If the Company mislabels its products or advertises in a way that is untruthful or misleading, the Company may be subject to liability. #x2022; The Company is subject to laws and regulations that govern the display and provision of nutritional information of its products. Failure to comply with these requirements or adverse consumer perceptions based on health information could negatively impact the Company#x2019;s operating results. #x2022; The Company and its franchise partners are subject to various other federal, state, and local laws and regulations not listed above. These laws include the FLSA, FMSA, and ADA, as well as laws relating to food and beverage safety, zoning, licenses and permits, employment, and franchising, among others. Failure to comply with applicable laws and regulations could result in liability for the Company. #x2022; Beverage and restaurant companies have been the target of class action lawsuits and other proceedings. The Company, as a participant in this market, is subject to those same risks, whether liable or not. Lawsuits and proceedings are costly, divert management attention, and could result in negative public perception, regardless of the validity of claims, and therefore implementation of any proceedings could harm the Company.

Black Rifle Coffee Company SUMMARY KEY RISKS (CONT#x2019;D) 55 Risks Related to Public Company #x2022; The Company#x2019;s management team has limited experience managing a public company. #x2022; It is possible that the Company#x2019;s internal control over financial reporting is not effective because it cannot detect or prevent material errors at a reasonable level of assurance. The Company#x2019;s past or future financial statements may not be accurate and it may not be able to timely report its financial condition or results of operations, which may adversely affect investor confidence in the Company and the price of the common stock. #x2022; The Company will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives and corporate governance practices. #x2022; Upon closing of the Business Combination, the public company will be a #x201C;controlled company#x201D; within the meaning of the applicable exchange rules and, as a result, will qualify for exemptions from certain corporate governance requirements. The stockholders of the public company will not have the same protections afforded to stockholders of companies that are subject to such requirements. #x2022; You may not have the same benefits as an investor in an underwritten public offering. Risks Related to Business Combination #x2022; The benefits of the proposed Business Combination may not be realized to the extent currently anticipated by the Company or SilverBox, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees. #x2022; The costs related to the Business Combination could be significantly higher than currently anticipated. #x2022; The consummation of the Business Combination is expected to be subject to a number of conditions and, if those conditions are not satisfied or waived, any definitive agreement relating to the Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. #x2022; SilverBox#x2019;s directors and officers may have interests in the Business Combination different from the interests of SilverBox, the Company or their respective stockholders. #x2022; The Business Combination will result in changes to the board of directors of the Company that may affect the strategy of the combined company. #x2022; SilverBox#x2019;s sponsor has agreed to vote in favor of the Business Combination, regardless of how SilverBox#x2019;s public stockholders vote. As a result, approximately 20.0% of SilverBox#x2019;s voting securities outstanding, representing the SilverBox voting securities held by SilverBox#x2019;s sponsor, will be contractually obligated to vote in favor of the Business Combination. #x2022; The ability of SilverBox#x2019;s stockholders to exercise redemption rights with respect to a large number of outstanding SilverBox#x2019;s Class A common stock could increase the probability that the business combination would not occur. #x2022; SilverBox#x2019;s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

Exhibit 99.7

BLACK RIFLE COFFE COMPANY – SILVERBOX ENGAGED MERGER CORP I BUSINESS COMBINATION ANNOUNCEMENT PRESENTATION

NOVEMBER 2, 2021

C O R P O R A T E   P A R T I C I P A N T S

Evan Hafer, Founder and Co-Chief Executive Officer, Black Rifle Coffee Company

Joe Reece, Executive Chairman, SilverBox Engaged Merger Corp I

Tom Davin, Co-Chief Executive Officer, Black Rifle Coffee Company

Toby Johnson, Chief Operating Officer, Black Rifle Coffee Company

Greg Iverson, Chief Financial Officer, Black Rifle Coffee Company

Duncan Murdoch, Chief Investment Officer, Silver Box Engaged Merger Corp I

P R E S E N T A T I O N

Operator

Welcome to today’s conference call announcing the business combination of Black Rifle Coffee Company and SilverBox Engaged Merger Corp I.

There is an investor presentation that was publicly filed by SilverBox Engaged with the SEC that will accompany today’s discussion. Please refer to that as a guide for today’s call. In particular, investors are urged to read the disclaimers at the beginning of the investor presentation. During this call, the parties will be making some forward-looking statements regarding future events and results.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The information discussed today is qualified in its entirety by the Current Report Form on the 8-K that has been filed today by SilverBox Engaged and may be accessed on the SEC’s website, including the exhibits thereto. Investors are urged to read the Form 8-K carefully because it contains information about the proposed business combination.

Please note that today’s presentation is not an offering of securities or a solicitation of proxy, consent, or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise.

Now, I would like to introduce Evan Hafer, Founder and Co-Chief Executive Officer of Black Rifle Coffee Company.

Evan Hafer

My name is Evan Hafer. I'm the Founder and CEO of Black Rifle Coffee Company.

Let me introduce my fellow executives who are here with me today. First, we’ve got Tom Davin, my Co-Chief Executive Officer. He's a former Marine Captain who has spent the last 30 years leading fast growing, category defining businesses including Taco Bell, Panda Express, and most recently 5.11 Tactical. Tom joined our Board in 2018 and has been Co-CEO since early 2019.

Toby Johnson is our Chief Operating Officer. She joined the Company recently after leading the sales of the $4 billion in revenue, the snack food division of Campbell's Soup. Prior to Campbell's, Toby spent more than a decade in senior leadership roles at PepsiCo and Frito-Lay. She is a West Point graduate, a former Army Captain, and an Apache pilot.

Greg Iverson is our Chief Financial Officer. He joined us approximately a year and a half ago. He is the former CFO of two public companies, including Apollo Education Group and overstock.com. Greg brings over 25 years of finance and accounting experience to Black Rifle Coffee.

Also with us today are our partners from SilverBox Engaged Merger Corp. Joe Reece brings 35 years of experience, having previously been the head of investment banking in the U.S. for UBS, and Duncan Murdoch has over 25 years of experience as an investor, having led Macquarie’s U.S. principal investing business.

Many of you may not know about the Company, so I want to take some time to tell you about how we got started, just how passionate we are about our mission, and how the Company has grown to be one that is expected to generate approximately $230 million in revenue in 2021 with over 270,000 active Coffee Club subscribers.

I grew up the son of a logger in rural Idaho. I attended the University of Idaho and joined the Army to become a Special Forces soldier, also known as a Green Beret. Over two decades of deployments with both the military and the CIA, I grew to love coffee. I used to roast coffee to take with me into places like Mosul, Iraq and Kabul, Afghanistan. It was a ritual that we would use to start our day before we went to work defending the Constitution of the United States. It gave us all a taste of home, and it brought us together around a unifying experience that was both pleasurable and meaningful.

Our Company is called Black Rifle Coffee Company as a tribute to the black rifles we all carried during combat tours. These are life saving pieces of equipment. Veterans from many generations have carried black rifles, and our entire Company is proud to honor and pay tribute to the generations of the veterans that have served our Company, both present and past.

I founded Black Rifle Coffee with a simple idea; to provide a high-quality product while giving back to the veteran, military, and first responder communities. What I wanted to do was hire high-quality veterans and tell inspiring stories about veterans and giving back to great charitable donations while providing a high-quality coffee.

In 2014, I bought a small one-pound roaster and started roasting coffee in my garage in Salt Lake City. With help from fellow veterans, Matt Best and Jared Taylor, we created a video. We sold over 500 bags of Dark Roasted Freedom coffee in the last several months of 2014. During my first year of business in 2015, we generated over $1.3 million in direct-to-consumer sales from my small garage.

With the help of my wife and my family, the Company has always had a higher purpose, and we’ve always been able to deliver a high-quality product to our customers. The Mission to serve premium coffee and content to active military and our veterans, first responders, and to those who love America has never waivered. Our coffee is roasted in the United States, and the Company is veteran led and veteran controlled, and approximately 50% of our employees are veterans and veteran’s spouses.

Central to our mission is our commitment to veterans as evidenced by our coffee we donate to military and first responder units across the United States and across the globe. This year in 2021 we will donate more than $3 million of value in coffee to frontlines; and our charitable arm will donate over $1.2 million to veteran and first responder charities. Further, we've set a bold hiring goal to hire 10,000 veterans to join us in our cause. My vision for Black Rifle Coffee Company is to become one of the few, if not maybe the only, company dedicated to supporting the veteran community by inspiring them to become entrepreneurs, hiring them to join our team and serving them through a combination of our charitable efforts.

Let me give you some interesting facts about U.S. military veterans. Today there are over 18.5 million living veterans who account for about 7% of the U.S. adult population. These men and women are among some of the best and brightest that our nation has to offer. They are typically the leaders in their communities and companies. They often carry the mission and serve in a variety of ways. Veterans do have some special challenges, including the fact that underemployment rate tends to be 16% higher than the general population, 50,000 veterans are homeless in the United States, and veterans tend to suffer from a combination of medical and health issues at a much greater rate than the general population.

As many of you know, we have a veteran suicide problem in the United States with about 18 to 22 veterans lost every day. My vision is for Black Rifle Coffee Company to have a massive, positive impact in the veteran community. This is my passion. This is our passion, and this is central to our mission. This is what we fight for every day, and this is why I started Black Rifle Coffee Company. We are the company that everyone can support, and I’m proud to have a team that can tell you all about the business, and the exciting news we are announcing today that will help us propel and accomplish our mission.

Now, before I introduce these other executives, I want to focus you intently on the five key important strategic facts about this transaction we are announcing today.

Number one. Black Rifle Coffee is an exciting and growing brand. We have more than 270,000 Coffee Club subscribers, and our front-line locations we call them Outposts generate strong returns. We have numerous retail partners including Bass Pro, Cabela’s, and Walmart. We have other large retail outlets that we partner with as well. With that being said, our brand awareness is still below 20%, so we’re very clearly early in deploying our growth strategy.

Number two. We have a talented management team with extensive experience of delivering results, and I’m excited for you to meet this team.

Number three. We have a strong record of delivering financial returns, and we continue to grow. Over the past three years, we have grown revenue, and at a compounded annual growth rate of 67%, we expect to grow 37% over the next three years, all while delivering consistent profitability.

Number four. We know how to build this brand. We have an aggressive growth strategy, and we have a team with a relentless dedication to execution.

Number five, and lastly, we have chosen a partner for this deal that is passionate about our mission and has a great track record of helping companies grow.

Our partners at SilverBox Engaged have tied their sponsor economics to our growth. Their interests, our interests, and the interests of our shareholders are totally aligned. A key indicator to their commitment is that SilverBox Engaged will join us in donating more than 530,000 shares to the Black Rifle Coffee Company Foundation at the closing of this transaction.

On the slide you can see are some examples from the charities we support, including the Special Forces foundation, the Special Operations Care Fund. With our new teammate SilverBox Engaged, we will be able to provide even more and crucial support.

I will now turn over the call to Joe to discuss SilverBox Engaged in greater detail.

Joe Reece

Thanks, Evan.

I’d like to quickly discuss three areas today. First, I want to talk about who we are, and what we do at SilverBox Engaged. Second, I’d like to discuss the unique manner in which we structured this transaction. Finally, and most importantly, I would like to explain why we believe Black Rifle Coffee is an excellent investment.

First, about SilverBox. Our team’s first SPAC was done under the Boxwood banner. For our second SPAC, we focused on creating a sustainable institutional quality platform. To that end, our team partnered with Engaged Capital to enable us to provide significant committed capital to the companies we acquire, hence the name SilverBox Engaged.

Next, we recruited an experienced Board of Directors, a deep bench of strategic advisors, and also recruited a core team of experienced investment professionals. Our institutional platform and extensive experience position us as the ideal partner for Black Rifle Coffee on this transaction and beyond.

We are incredibly excited to continue partnering with Black Rifle Coffee’s management team as it works to accelerate their growth and succeed as a public company. We want to underscore that our team took a deliberate, thoughtful approach to selecting this transaction. Rather than attempting to hastily execute a transaction, as some SPACs have done, or languishing, as other have done, we focused on balancing urgency and selectivity throughout our investment screening process. We identified and evaluated roughly 200 quality merger candidates in a short timespan before selecting the ideal target and opportunity, Black Rifle Coffee.

Next, I want to talk about how we structured this transaction, why it’s different, and how it benefits shareholders. With our partners at Engaged Capital, we’ve created a backstop structure to create certainty for closing of this transaction, while minimizing the potential for over-capitalizing the Company. With up to $300 million of capital committed in common stock at $10 per share, the minimum cash condition that we agreed to with the Company is already met. Engaged Capital has committed $100 million of common equity to this structure to provide significant institutional leadership. With our backstop structure, the Company is assured to have ample capital to support its growth plans.

We believe this structure is better for everyone and demonstrates the attractiveness of both Black Rifle Coffee and the transaction. It provides certainty, but also avoids excess proceeds and potentially over-capitalizing the balance sheet.

Moreover, we are further aligning our interests with shareholders by forfeiting 15% of our Founder shares, and subjecting 7.5% of our founder shares to forfeiture if the price of the combined Company’s shares did not appreciate at least 50%, and additional 7.5% to forfeiture if the price does not appreciate at least 100%.

Additionally, Black Rifle Coffee’s founders and management team share our belief in partnership and are also subjecting 20 million shares to forfeiture if the same return price thresholds I just discussed are not achieved.

Lastly, SilverBox Engaged’s principals will donate more than 400,000 shares, or over $4 million at $10 per share to the Black Rifle Coffee Company Foundation, reflecting our support for the Company’s mission to hire and support veterans and first responders.

Finally, and in my opinion the most important part, why we believe Black Rifle Coffee is a great investment. Black Rifle Coffee is a digitally-native, omni-channel business that serves a loyal customer base in a massive addressable market. With projected revenues of more than $230 million in 2021 and more than $310 million in 2022, the Company already has the foundation for sustainable growth. The Company has the tailwinds of a proven management team, high consumer loyalty, a relentless focus on execution, and a mission-driven philosophy that resonates with a large and growing audience.

Further, with a capital efficient financial model, attractive gross margins, and significant white space, we expect the Company will be able to sustain a meaningful revenue growth while continuing to pragmatically expand operations across high-potential regions.

Finally, we firmly believe the mission, which you heard Evan discuss earlier, is core to the Company’s future success and our investment thesis. My first exposure to the loyalty of Black Rifle Coffee customers came in an airport. I was in LAX headed to JFK and was sporting a Black Rifle T-shirt. Two other passengers walked by and gave a shout out on how great the brand was, and how much they loved the Company and the coffee. The exact same thing happened when I landed in New York. This authentic, compassionate, mission driven business inspires a very loyal and compelling customer base.

The Company’s net promoter score of 78 is comparable to some of the best known, and much larger brands out there. The coffee category where the Company excels is a huge market at $45 billion, just in the U.S., and coffee is a great daily routine-based category; but this brand is much broader than coffee. Already approximately 12% of revenues come from merchandise sales. As Tom will walk you through further, the Company has an attractive omni-channel model with three key lines of business, any of which on a stand-alone basis would be a compelling business and investment opportunity.

We have spoken a lot about how great this Company is, but here is the proof of the incredible journey that the Company has been on, and the significant opportunities we see ahead. I’ve reviewed a fair number of company financials and business models in my 30-plus year career on Wall Street, and I haven’t seen many like this. The combination of scale, $230 million in current year revenue, and continuing high growth rates is exceptional. In just two years, from 2019 to 2021, Black Rifle Coffee almost tripled revenues, and based on management’s growth plan outlined in this presentation, we believe in the next two years it will almost double revenues again.

The Company’s gross margins are in line with some of the highest quality and profitable companies in the broader sector, and we see opportunities for further margin expansion. Make no mistake, coffee is a competitive category, but it’s also very large and a highly attractive market given its nature as a daily ritual. We strongly believe that the mega-trend of consumers supporting brands whose values they share, serves as a significant and lasting tailwind for the Company. It’s truly a unique and phenomenal growth story, and most importantly, Evan, Tom, and Toby, the entire team, they are just getting started.

I would now like to turn the call over to Tom Davin, Black Rifle Coffee’s Chief Executive Officer.

Tom Davin

Thank you, Joe.

As we walk through the Black Rifle Coffee business model, I will highlight three main reasons that make us uniquely positioned to win in this competitive category.

First, we are the only mission-driven lifestyle brand in the coffee industry, and our mission is our reason for being, and core to everything we do. Our mission is a major driver behind our success and growth because it resonates with our customers, retail partners, vendors, and yes, even landlords. Our content creation capability enables us to build a large and growing community and establishes us as a compelling lifestyle brand that resonates with this community.

We create high quality, premium coffee and merchandise that our consumers love, consistently executed through a premium experience.

Finally, we are a digitally-native, omni-channel business. We have a brand and product that allow us to be in multiple, complementary channels, creating a scaleable business model.

As a digitally-native brand, social media is an important component of our strategy.

We have a large internal team dedicated to content creation, and we work with over 50 brand ambassadors who use social media to promote our brand. Our in-house integrated technology platform leverages data science and marketing technology to provide insights on consumer behavior, allowing us to create content that our consumers will engage with and share with their friends.

Moving on to our net promoter score of 78. This high level demonstrates the strength of our brand and the enthusiasm our consumers exhibit in support of our mission. We have the highest NPS among coffee competitors, and one of the highest across all consumer brands.

Looking at the reasons our customers buy our product, these demonstrate how our brand values and product quality resonate with our consumers. According to a recent Company survey, the top three reasons customers purchase Black Rifle products are: first, our support for the military and veterans; second, our great tasting coffee; and third, our brand alignment with their values.

Pulling this all together, we are in the very early stages of a multi-decade growth strategy, led by a rapidly expanding community and executed through a powerful omni-channel operating platform. Our omni-channel flywheel drives growth through diverse channels, broadens our reach and engagement with our consumers and generates superior returns on investment. As we grow, our customer experiences will continue to become more inspiring, more immersive, more connected, creating a virtuous cycle of growth and retention.

We have a massive opportunity in front of us. We believe we can address a significant portion of the $45 billion U.S. coffee market, and have identified our serviceable addressable market of $28 billion. This includes customers aligned with our brand values, and this addressable market is comprised of $10 billion of at-home coffee consumption, $4 billion of Ready to Drink, or RTD, consumption, and $14 billion of out-of-home.

We have a proven ability to reach a broad and diverse audience. The top five MSA’s in the United States account for 13% of our revenue. Some of you may be surprised to learn that our top MSA is New York City, followed by Dallas-Fort Worth, Los Angeles, Washington, DC, and Phoenix. We also have an attractive customer demographic that skew younger and higher income, relative to the general population. Overall, we believe we can reach 114 million people across a broad section of America.

Turning now to our unique brand and growing community. We utilize a three-pronged strategy to engage with our community through high quality content. Inform is our first pillar. We want our audience to love coffee as much as we do. Our educational content focuses on coffee history, sourcing, and preparation techniques.

The second pillar is inspire. We are committed to inspiring our community through stories of active military members, veterans, local heroes, and other uplifting stories. In many ways, the Inspire pillar is the beating heart of the Company. It’s the “why” behind what we do, and the centerpiece of our cultural movement.

Entertain is the third pillar. Our entertain content is top of mind when consumers think of Black Rifle Coffee media, and our audience loves the irreverent humor, slow motion action, and original music that comes in every piece we produce. We also have the Black Rifle Coffee podcast, covering topics including hunting, fishing, and adventure stories that speak to the American dream.

Moving on to what our customers buy. We are focused on delivering the highest quality coffee possible across a broad offering comprised of ground and whole bean bagged coffee, ready-to-drink product, K-Cups, or we call them rounds, and instant coffee. We also generate revenue through our merchandise sales, demonstrating the passion of our community. We see this particularly in our Outposts where significant merchandise sales are a key driver of our superior Average Unit Volumes.

We are passionate about coffee, focusing on the highest quality product that drives brand loyalty and repeat purchases. We source premium quality Arabica green coffee from Colombia and Brazil, with a score of 83 points or higher. We win on aroma and flavor. We roast our coffee in house at a state-of-the- art facility in central Tennessee, where we have significant capacity for expansion.

Our deep and cohesive leadership team, each of whom have proven track-records, enable us to vigorously execute on our business model. I'll note that of our top leaders, five are military veterans, and five have been senior executives at public companies. As a result, we have a high-performance culture that will drive measurable results in a public company environment.

I would like to discuss our growth strategy. Most of you, of course, haven’t been to one of our Outpost locations. This is a photo of of people spending the night in line before the grand opening of our Clarksville, Tennessee Outpost. Typically, we’ll have 50 to 100 people queued up overnight, waiting for a 5:00 a.m. grand opening. We believe this illustrates the pent-up demand for our Outposts across the country, as well as the void we are filling that is not addressed by our coffee competition. I’ve been part of the growth of Taco Bell, Panda Express, and 5.11, and yet I’ve never seen anything like this level of excitement.

Our four key vectors of growth. First, we will continue to grow our direct-to-consumer business. The DTC business has been the core driver of our growth to date, and we see opportunity to achieve predictable growth far into the future.

Second, we will expand our Outposts, where we believe we have superior prototype unit economics and significant whitespace for growth.

Third, we will continue to rapidly scale our ready-to-drink business. We have grown this segment to be a Top 4 brand in just 18 months, and we are just getting started.

Fourth, we will expand our wholesale distribution. We plan to reach at least 5,000 doors by 2023, effectively attacking the more than $10 billion at-home coffee market.

Turning to our direct-to-consumer segment, we believe we are a leading coffee subscription company with attractive customer acquisition economics and a high retention rate. We have a low monthly churn in the range of 3% to 4%, and more than 270,000 active Coffee Club subscribers, and a lifetime value that is approximately 4 times our cost to acquire customers.

With an aided brand awareness across the United States below 20%, we have significant brand building opportunity where every element of our omni-channel growth model will enhance awareness and penetration. Looking closer at brand awareness among the military and veteran affiliated audience, our brand awareness is surprisingly low at 17%, illustrating that we have a significant opportunity to expand with this military affiliated cohort.

Moving to our second growth driver, our Outposts. Outposts are a key component of our omni-channel business model, redefining the brand experience by inviting our community members to engage on a personal and daily basis. The experiences are unique and defensible, the unit economics are terrific, and these locations are billboards that provide another customer acquisition vehicle.

Looking at the unit economics for Outposts, our check average of $12 to $13 is roughly double the average of our competitors. The high check average is driven by our merchandise mix of approximately 48%, which further demonstrates that we have a strong emotional connection with our customers. Our prototype store generates average unit volumes of $2.5 million, which is among the highest for coffee or beverage focused concepts. We target four-wall margins of 25%, build-out costs of $1.4 million, and a cash-on-cash return of 45%.

We have a long runway to expand Outposts, estimating the near-term white space opportunity of approximately 1,300 locations. We expect to have 78 Outposts opened by 2023 in our nine priority markets. Note that for site strategy, we leverage our proprietary customer data, along with the team’s extensive background in store development, to optimize site selection in priority markets. We are developing mostly corporate-owned locations, while taking a highly selective approach to our franchisee partnership selection.

Today, we have approximately 12 groups working on franchise locations who are either long-time business associates of ours or military veterans with relevant business experience. Beyond 2023 we anticipate franchise locations will be limited to 25% or less of new Outposts. Ultimately, our Outposts help build our brand awareness and expand our base of loyal, highly engaged customers across the United States.

I’ll now turn the call over to Toby Johnson, our Chief Operating Officer.

Toby Johnson

Thanks, Tom.

As Evan said earlier, I joined the Company in August of this year after 14 years in this industry, and I have never seen the reception and enthusiasm for a newly-launched product like I am experiencing now. As a veteran, I joined this Company because I believe deeply in the mission. Because of this, I take the responsibility of stewarding our growth with a disciplined approach very seriously, so that we can continue to have a positive impact in the lives of veterans and first responders as we build a sustainable business for the future.

We launched Ready to Drink coffee in March of 2020 with two 11-ounce products. Since then, we added two incremental, 15-ounce products with 300 milligrams of caffeine and functional benefits like MCT oil. Our Ready to Drink portfolio is available in more than 33,000 locations across the U.S. We are a Top 4 brand in this $4 billion category, with less than 20% penetration in convenience stores. We have a tremendous runway to continue to build on the momentum of our Ready to Drink business, with two main paths for significant growth.

The first path for growth is expanding our points of distribution. As mentioned, our 11-ounce RTD products are in less than 20% of convenience stores, and our 15-ounce products are in less than 10%. With our existing retail partners, we have less than 50% penetration with roughly 33,000 doors compared to total of 73,000. We see our total potential door opportunity as much larger, at 375,000 doors across convenience stores, food, drug, and mass. We plan to expand our national retail partners by 11 in early 2022, and you can see listed some of our current national retail partners from Circle K and CVS, to HEB and Walmart, as well as recent new customer wins.

The other path for growth is increasing volume per outlet, primarily by adding SKUs to our existing distribution points. For illustrative purposes, we’ve provided an actual case study from a national chain that shows the incrementality of adding SKUs to demonstrate our growth potential.

You can see the increase in the velocity of volume per outlet as we added SKUs, supporting a compelling case for SKU expansion within current doors. The data shows both the growth in volume per outlet that we have been experiencing, and more recently, the impact and incrementality of our two new SKUs contributing to overall growth.

In addition to consumers interacting with our brand in both our Outposts and through convenience stores and FDM, we also distribute our products to Outdoor, DIY, and Lifestyle retail chains, which we believe is unique and speaks to the strength of our brand. These partnerships emphasize, compliment, and highlight our mission, and provide strong lifestyle branding opportunities.

In these locations, we sell coffee products, including bag coffee, K-Cups, and RTD coffee, as well as merchandise. We are typically the only branded coffee sold in these stores, often with Black Rifle Coffee exclusive displays. We believe these strategic partnerships expand our brand awareness due to overlapping customer bases, particularly with those who are active duty or retired military, as well as outdoorsmen, hunters, fishermen, and other enthusiasts with high affiliation to our brand.

By the end of 2021, we estimate that our products will be sold in 2,200 of these specialty retail doors up from 800 in 2019. We are targeting more than 5,000 doors out of 7,200 by the end of 2023. We view these retail partnerships as a key part of our omni-channel flywheel driving our business by reaching consumers across multiple touchpoints.

I will now turn it back over to Tom.

Tom Davin

Thank you, Toby.

An example of our omni-channel flywheel can be seen in the San Antonio market. In 2020, we opened one Outpost and started selling product in the local Bass Pro. We also introduced Ready to Drink product in convenience stores in and around the San Antonio market. Of course, we were already serving the at-home, direct-to-consumer market via our ecommerce platform.

In 2020, our total volume in the market was $3 million. This year we have continued to add additional wholesale doors, and we're anticipating $5 million of total revenue in the San Antonio market by the end of 2021. Today we have two Outposts under construction with three additional deals in negotiation in the San Antonio market. By 2023, we will have seven Outposts and anticipate total revenue of more than $20 million. While it's still early, it is clear that each element of our model is indeed additive and creates a capital efficient and differentiated business platform.

Taking this all together, we are forecasting 2021 revenue of approximately $230 million. As we look to the stair step up to 2023 revenue, direct-to-consumer will account for $30 million of incremental revenue based on steady growth off of our substantial direct-to-consumer base.

Wholesale will deliver another $90 million of incremental revenue from new doors, new retailers, and additional SKUs, Our Outposts will contribute $78 million of incremental revenue, Other will drive $4 million, totaling $430 million forecasted 2023 revenue, indicating a compounded annual growth rate of approximately 37%.

I will now turn the call over to Greg Iverson, our Chief Financial Officer, to discuss our financial performance in greater detail

Greg Iverson

Thank you, Tom.

Slide 34 demonstrates the incredible journey we’ve been on and where we’re headed. Black Rifle Coffee began as a direct-to-consumer business, providing us years of rich customer data and a loyal national following, factors we believe provide us with a tremendous advantage as we evolve our omni-channel model. With the introduction of Ready to Drink, and our retail coffee shops in 2020, our business mix is rapidly evolving into a true omni-channel offering, while we continue growing each of these key distribution channels.

We forecast we will end 2021 with approximately $230 million in revenue, which would be a growth rate of approximately 2.8 times over two years. Through executing on the growth plan that Evan and Tom outlined for you today, we believe we have significant runway for growth in all of our revenue channels, and we are forecasting revenue growing to approximately $430 million in 2023. This would represent a Compound Annual Growth Rate, or CAGR, of 37% over the next two years and a four-year CAGR of approximately 51% from 2019 to 2023.

I will now walk through our growth by channel. First, with direct-to-consumer, we will continue to grow our subscriber base through increased consumer awareness and strong customer retention.

Second, on our Ready to Drink business, we will continue our rapid expansion by successfully launching with retailers and distributors in this very large market. Third, with retail coffee shops, we will execute on our strategy by creating an immersive experience for our customers. As a reminder, today we operate four Company stores and five franchise locations. Longer term, we see the opportunity for a coast-to-coast coffee shop network.

Fourth, wholesale. Here we have a lot of untapped potential. We're in the very early stages of creating excellent partnerships with leading retail brands.

Our business in 2021 has significantly transformed from where we began in 2020, and we're growing across all of our revenue channels. This is driving our strong momentum heading into the back half of 2021.

To provide further context, I’ll touch briefly on our first half 2021 revenue growth versus the prior-year period. In direct-to-consumer, we've continued to retain our subscribers and drive growth with new and returning customers with revenue up 41% from the prior year. In the wholesale channel, we've launched key partnerships with leading retailers such as Bass Pro and Cabela's, and aggressively moved into the massive RTD market, driving revenue growth of over 200% in this channel. We’ve also proven our retail concept and are now rapidly scaling the build out of our coffee shops, with sales up over 650%.

I would now like to discuss our approach to capital allocation. As we evolve our operating model, we will invest where we see the greatest opportunities, and today we see incredible opportunity to invest capital in our core business with strong returns. This is a big part of the reason why we are pursuing this transaction to become a public company.

We have already discussed the economic model for Outposts, which is the primary area for capital investment. With Evan and Tom’s leadership, we're confident in our ability to achieve 45% cash-on-cash returns for our retail Coffee Shops. The majority of our remaining capital will be allocated to scaling our in-house coffee production capabilities.

Lastly, I want to briefly discuss our long-term goals. First, on revenue. Given the strength of our brand and our product offering within the massive U.S. coffee industry, we are confident we can continue revenue growth at or above the 30% level.

Second, on gross margin. We've demonstrated gross margins above 40%, and we believe there's room for improvement as we continue to scale and fine tune our operations.

Lastly, on EBITDA margin. Today we're investing significantly to support new lines of business, but at scale we believe we can realize EBITDA margins around 20%.

I will now turn the call over to Duncan Murdoch, Chief Investment Officer of SilverBox Engaged Merger Corp I, to discuss the transaction in greater detail.

Duncan Murdoch

Thanks, Greg.

I want to highlight five key points on how we have structured this transaction.

First, is transaction certainty. We have raised $300 million of common equity at $10 per share, led by a $100 million commitment by Engaged Capital; $100 million of that capital is a backstop that will flex depending upon the actual amount of cash retained from trust. This successful capital raise and innovative structure means that the minimum cash condition will be met, the Company has certainty of capital to execute its business plan, and we also aren’t overfunding the transaction.

Second, the mission. This is such an important mission that we are proud to support. This will continue to be a veteran-led Company. A majority of the Board of Directors will be veterans. We're never going to lose sight of the fact that this is what makes this Company great. As we noted earlier, we're going to donate over 400,000 shares, or over $4 million of equity, to the foundation. We talk the talk, but we also want to walk the walk, and we think this is critical.

Third, alignment with our shareholders and Black Rifle Coffee. Existing shareholders of Black Rifle Coffee will continue to own more than 68% of the Company, including 45% continued ownership by the founders and management, with minimal secondary proceeds. Further, as previously mentioned, existing Black Rifle Coffee shareholders have agreed to defer 20 million shares linked to share price performance, and we at SilverBox Engaged have agreed to forfeit 1.2 million of our founder shares and defer an additional 1.2 million of our founder shares. We did this because we think it's important that all of our interests are aligned with our shareholders.

Fourth, the capital fully funds the business plan outlined in this presentation. The primary use of proceeds is to pay down the existing debt and preferred equity, and the fund up to $225 million of growth capital to support management’s growth plans.

Finally, the transaction would value the Company at a $1.7 billion pro forma enterprise value assuming a share price of $10 per share, which represents 4 times 2023 revenue, which we think is an extremely compelling valuation.

When we were benchmarking valuation, we looked broadly to identify companies that have key characteristics that are similar to Black Rifle Coffee.

First, is that powerful mission-led brand. It permeates the culture of this Company, and creates such a loyal customer base.

Second, is the omni-channel strategy, with strong recurring revenue, an extremely scalable platform and brand, and huge white space in coffee and beyond. The Company is digitally native and has such good data about where their customers live, and what they order, which benefits the business in multiple ways.

Third is the multiple levers for sustained growth above 30% per annum. There are so many avenues to grow here, and most importantly we're early days in many.

Finally, the growth opportunities are extremely scalable and capital efficient. When you consider all of these investment attributes, we believe the Company measures up extremely well against all of the high-quality comparables that we reviewed. The comparable companies that we have identified fall into two buckets; high growth food and beverage companies, and direct-to-consumer lifestyle brands. All of the companies on this page are great branded companies, but we think Black Rifle Coffee fits incredibly comfortably next to these businesses from a benchmarking point of view.

Black Rifle Coffee is expected to grow 35% in 2022 and 38% in 2023. Those are impressive growth rates, and are slightly higher than the median for some of these high-growth food and beverage companies and materially ahead of the direct-to-consumer lifestyle brands that we looked at. From a gross margin perspective, Black Rifle Coffee compares very favorably to the high growth food and beverage names and even to some of the DTC lifestyle brands which tend to have slightly higher gross margins.

From a valuation perspective, on this page we look at enterprise value to 2023 revenue and gross profit. We have priced Black Rifle Coffee at 4 times 2023 revenue. That is almost a 40% discount to the median for the high growth food and beverage names, and for the direct-to-consumer lifestyle brand names as well. So, a significant discount for a company that we think benchmarks extremely favorably next to those companies.

Black Rifle Coffee is also priced at a discount to the median food and beverage multiple, and also a material discount to the direct-to-consumer lifestyle brands, remembering that compared to that last comp set, the Company’s growth rate is much higher. Overall, we think it is a compelling discount and valuation for a company with significant scale already, a long runway for growth, and a powerful mission-led brand with a loyal customer base.

Tom, over to you to wrap up.

Tom Davin

Thanks, Duncan.

Pulling this all together, we are in the early years of a multi-decade growth strategy, executed through proven elements of our omni-channel flywheel. We fully appreciate that we operate in a competitive arena, but we believe we have a winning, durable business model. Tying back to Evan’s comments at the opening, keep in mind five key factors.

One, Black Rifle Coffee is an exciting and growing brand. We have more than 270,000 active subscribers, Ready to Drink coffee business that is rapidly scaling across a variety of doors in a massive market. We have an Outpost model that is very exciting, and it’s delivering both exceptional experiences and financial results.

Two, we have a talented management team with extensive experience of achieving results.

Three, we have a track record of delivering financial returns. Over the past three years, we have grown revenue at a compounded annual growth rate of 67% and plan to grow 37% over the next three years,

Four, we know how to build this brand. We have an aggressive, integrated growth strategy, and we have a team with a relentless dedication to execution.

Five. Lastly, we have chosen a partner for this deal who is passionate about our mission. Our partners at SilverBox Engaged have tied their sponsor economics to our growth. Their interests, our interests, and the interests of our shareholders are tightly aligned.

Thank you very much.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Exhibit 99.8

BLACK RIFLE COFFE COMPANY INTRODUCTORY VIDEO

TRANSCRIPT

Evan Hafer, Founder and Co-Chief Executive Officer, Black Rifle Coffee Company

Every adventure starts with a great cup of coffee. All the way back to the birth of America, we’ve been fuelled by coffee. That’s why it’s so special.

(Music)

Evan Hafer

I want people to know when they step into the Company that this is owned by the veteran community and I want the veteran community to take pride in that.

There’s a big portion of the American veterans and service members of the United States that they get forgotten. It’s my responsibility as a veteran and as a business member to remind people that they don’t need a handout, they need an opportunity. It’s creating a forced multiplication effect through thousands of veterans that live happy and productive lives so they continue to propagate positive psychological influence to the rest of the veteran community, and inherently, that will translate to the rest of society.

Mat Best, Executive Vice President, Black Rifle Coffee Company

The culture of our company not only from the media aspect but the employees that make it is a lot of us come from Special Operations background, a veteran background, and the caliber of person that works for us, specifically around people that served and fought in wars, is you don’t settle for mediocrity. We always shoot for excellence and that will always be the primary ethos of our company.

Evan Hafer

My goal is to hire 10,000 veterans.

Hiring vets is not PR for me; it’s who we are.

(Music)

Logan Stark, Editor-in-Chief, Black Rifle Coffee Company

We’re trying to bring these shining examples to the veteran community, and that’s why I love it here.

Evan Hafer

We’re up in Big Sky, Montana, Total Archery Challenge, SOC-F Foundation, Special Forces Foundation, to raise money for adaptive athletes or wounded veterans.

Jonathon Blank, Black Rifle Coffee Customer

Everybody had an awesome time and it gets your outside, which I think a lot of people find therapeutic. So, awesome all round.

(Music)

Tom Davin

The four key growth drivers of the Black Rifle Coffee omnichannel business model are, first, steady growth in our direct-to-consumer business driven by improving the digital experience and new product innovation. Today we have over 270,000 coffee club subscribers.

Second, experiential coffee shops are outposts. This is where the BRCC brand comes to life, offering a daily gathering place to our community where they can come, enjoy premium coffee beverages and a broad selection of merchandise.

Third, ready to drink coffee sold in convenience stores, plus food, drug and mass merc stores. This is a $4 billion category that Black Rifle entered last year. Today we have four SKUs sold in approximately 33,000 doors.

Finally, our wholesale business involves partnering with selected leading national retailers such as Bass Pro Shops. Today, we’re selling coffee and merchandise in roughly 2,200 doors.

Greg Iverson

In 2019 Black Rifle did about $82 million in revenue. Almost all that revenue came from our direct-to-consumer business which is comprised of our coffee subscription service, as well as other purchases on our website outside of the subscription. In 2020, we were able to double the size of the company with most of that coming from our direct-to-consumer business, but importantly, building some capabilities beyond direct-to-consumer.

Toby Johnson, Chief Operating Officer, Black Rifle Coffee Company

What’s really exciting about the omnichannel presence of our brand is the true incrementality that it brings and these added channels, and as we’ve expanded into new formats we’ve seen that we are reaching our consumer in new ways, in ways that enhance the growth that we’ve achieved in our existing channels. Being digitally native online, opening coffee shops, and then being available in retail has a magnifying effect for the brand and our ability to reach our consumers through multiple channels.

(Music)

Evan Hafer

I knew that I wanted to join the military early as I could remember. So, right out of high school I joined the Washington National Guard, absolutely I went straight into what was called the Special Forces Qualification Course. I was definitely single-point focused on becoming a Green Beret and pushing myself to intellectual and physical limits. I went to work for the CIA in 2005 and throughout that nine years I spent seven years in combat zones.

Every deployment I went on I was taking small batch roasted coffee with me, modifying our gun trucks in the invasion of Iraq so we could grind coffee and put it through a French press. My team leader and I, we shared a gun truck. Every morning we would cheers through our coffee. It was a special bond over something as insignificant as brown water. Great coffee was one of those things where if you started your day with it, it just kind of made your day that much better.

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Evan Hafer

The whole thing was like we’re fuelled by coffee, connected by service. This company is about the customer. The customers are the company. One big ecosystem. We serve coffee to the same kind of people that we are, so they’re one and the same.

Logan Stark

It’s this constant drive to constantly be evolving what we’re doing to give our customers a better coffee experience. Whether that’s a new steep bag, an instant coffee or exclusive coffee that’s from a different type of origin country. The same drive that puts people from basic training into the infantry, into a type of Special Operations capacity, it’s this constant evolution of trying to better yourself and that’s exactly what we’re doing when it comes to coffee, is offering better products on a regular cadence to have a better experience as a customer.

Mat Best

Our true success as a company hasn’t come from throwing wads of cash at third-party marketing agencies. This comes from the values and the ethos of the people that make up this company and I think that’s why our content resonates so much with our audience is we’re a lifestyle brand and we’re living it. We’re not paying someone to define what we do. We live it day in, day out, and no one can take that from us.

We go out and we represent our culture and our country irreverently and as athletically as we can, and I think where other brands are too scared to go, we’re fearless.

(Music)

Evan Hafer

Lives will be changed. They’ll be changed in a good way.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

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These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

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Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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